Exhibit 99.6


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             CURRENT ARTICLES OF ASSOCIATION                                      PROPOSED ARTICLES OF ASSOCIATION
                   OF ASML HOLDING N.V.                                                 OF ASML HOLDING N.V.
                  (as per 31 March 2004)                                                AFTER THE AMENDMENT
                                                                                   OF THE ARTICLES OF ASSOCIATION


Name and seat.                                                    Name and seat.
Article 1.                                                        Article 1.
1.1.       The name of the Company is: ASML Holding N.V.          1.1.       The name of the Company is: ASML Holding N.V.
1.2.       It has its corporate seat in Veldhoven.                1.2.       It has its corporate seat in Veldhoven.
1.3.       The provisions of sections 2:158 to 2:164              1.3.       The provisions of sections 2:158 to 2:162
           inclusive, Civil Code, hereinafter: the large                     inclusive and 2:164, Civil Code, hereinafter:
           company regime, shall apply to the Company.                       the large company regime, shall apply to the
                                                                             Company.
Objects.                                                          Objects.
Article 2.                                                        Article 2.
The objects of the Company are to establish, participate          The objects of the Company are to establish, participate
in, administer and finance companies and enterprises              in, administer and finance companies and enterprises
engaged in the development, manufacture and trading of            engaged in the development, manufacture and trading of
products which are used for the production of                     products which are used for the production of
semi-conductors especially lithographic products and              semi-conductors especially lithographic products and
systems, and the development and exploitation of technical        systems, and the development and exploitation of technical
and other expertise in the field of or in connection with         and other expertise in the field of or in connection with
the products and systems referred to above, and to do             the products and systems referred to above, and to do
everything pertaining thereto or connected therewith,             everything pertaining thereto or connected therewith,
including to perform or have performed industrial,                including to perform or have performed industrial,
commercial and financial activities, to perform or have           commercial and financial activities, to perform or have
performed services in general, all this in the widest sense.      performed services in general, all this in the widest sense.
Share capital and shares.                                         Share capital and shares.
Article 3.                                                        Article 3.
3.1.       The authorized share capital of the Company            3.1.       The authorized share capital of the Company
           amounts to thirty-six million and four hundred                    amounts to thirty-six million and four hundred
           and sixty-two euro (EUR 36,000,462.--), divided                   and sixty-two euro (EUR 36,000,462), divided
           into nine hundred million (900,000,000)                           into nine hundred million (900,000,000)
           ordinary shares with a par value of two                           ordinary shares with a par value of two
           eurocents (EUR 0.02) each, in these articles of                   eurocents (EUR 0.02) each, in these articles of
           association henceforth referred to as "ordinary                   association henceforth referred to as "ordinary
           shares" nine hundred million (900,000,000)                        shares" nine hundred million (900,000,000)
           cumulative preference shares with a par value                     cumulative preference shares with a par value
           of two eurocents (EUR 0.02) each, in these                        of two eurocents (EUR 0.02) each, in these
           articles of association henceforth referred to                    articles of association henceforth referred to
           as "preference shares", and twenty-three                          as "preference shares", and twenty-three
           thousand one hundred (23,100) priority shares                     thousand one hundred (23,100) priority shares
           with a par value of two eurocents (EUR 0.02)                      with a par value of two eurocents (EUR 0.02)
           each, in these articles of association                            each, in these articles of association
           henceforth referred to as "priority shares".                      henceforth referred to as "priority shares".
3.2.       Where in these articles of association                 3.2.       Where in these articles of association
           reference is made to shares and shareholders,                     reference is made to shares and shareholders,
           this shall include the shares of each class as                    this shall include the shares of each class as
           well as the holders of shares of each class                       well as the holders of shares of each class
           respectively, unless explicitly provided                          respectively, unless explicitly provided
           otherwise.                                                        otherwise.
Issuance of shares.                                               Issuance of shares.
Article 4.                                                        Article 4.
4.1.       The Board of Management shall have the power to        4.1.       The Board of Management shall have the power to
           issue shares if and insofar as the Board of                       issue shares if and insofar as the Board of
           Management has been designated by the general                     Management has been designated by the general
           meeting of shareholders as the authorized body                    meeting of shareholders as the authorized body
           for this purpose. The Board of Management                         for this purpose. The Board of Management
           requires the approval of the Supervisory Board                    requires the approval of the Supervisory Board
           and the meeting of holders of priority shares                     and the meeting of holders of priority shares
           for a resolution with respect to such issuance.                   for a resolution with respect to such issuance.
           A designation as referred to above shall only                     A designation as referred to above shall only
           be effective for a certain period not exceeding                   be effective for a certain period not exceeding
           five years and may be extended for no longer                      five years and may be extended for no longer
           than five years on each occasion.                                 than five years on each occasion.
4.2.       If and insofar as a designation as referred to         4.2.       If and insofar as a designation as referred to
           in the first paragraph is not in force, the                       in the first paragraph is not in force, the
           general meeting of shareholders shall have the                    general meeting of shareholders shall have the
           power, upon the proposal of the Board of                          power, upon the proposal of the Board of
           Management - which proposal must be approved by                   Management - which proposal must be approved by
           the Supervisory Board and by the meeting of                       the Supervisory Board and by the meeting of
           holders of priority shares - to resolve to                        holders of priority shares - to resolve to
           issue shares.                                                     issue shares.
4.3.       In the event of an issue of ordinary shares            4.3.       In the event of an issue of ordinary shares
           against payment in cash, holders of ordinary                      against payment in cash, holders of ordinary
           shares shall have a pre-emptive right in                          shares shall have a pre-emptive right in
           proportion to the number of ordinary shares                       proportion to the number of ordinary shares
           held by them. In the event of an issuance of                      held by them. In the event of an issuance of
           ordinary shares issued against payment other                      ordinary shares issued against payment other
           than in cash, pre-emptive rights shall not                        than in cash, pre-emptive rights shall not
           exist. The Board of Management shall have the                     exist. The Board of Management shall have the
           power to resolve to restrict or exclude the                       power to resolve to restrict or exclude the
           pre-emptive rights of these shareholders, if                      pre-emptive rights of these shareholders, if
           and insofar as the Board of Management has also                   and insofar as the Board of Management has also
           been designated by the general meeting of                         been designated by the general meeting of
           shareholders for this purpose as the authorized                   shareholders for this purpose as the authorized
           body for the period of such designation. The                      body for the period of such designation. The
           provisions of the second and third full                           provisions of the second and third full
           sentences of the first paragraph shall apply                      sentences of the first paragraph shall apply
           correspondingly.                                                  correspondingly.
4.4.       If and insofar as a designation as referred to         4.4.       If and insofar as a designation as referred to
           in the third paragraph of this article is not                     in the third paragraph of this article is not
           in force, the general meeting of shareholders                     in force, the general meeting of shareholders
           shall have the power, upon the proposal of the                    shall have the power, upon the proposal of the
           Board of Management - which proposal must be                      Board of Management - which proposal must be
           approved by the Supervisory Board and by the                      approved by the Supervisory Board and by the
           meeting of holders of priority shares - to                        meeting of holders of priority shares - to
           resolve to restrict or exclude the pre-emptive                    resolve to restrict or exclude the pre-emptive
           rights of the holders of ordinary shares.                         rights of the holders of ordinary shares.
4.5.       A resolution of the general meeting of                 4.5.       A resolution of the general meeting of
           shareholders in accordance with the third or                      shareholders in accordance with the third or
           fourth paragraph of this article requires a                       fourth paragraph of this article requires a
           majority of at least two thirds of the votes                      majority of at least two thirds of the votes
           cast if less than one half of the issued share                    cast if less than one half of the issued share
           capital is represented at the meeting.                            capital is represented at the meeting.
4.6.       In order for resolutions of the general meeting        4.6.       In order for resolutions of the general meeting
           of shareholders to issue shares or to designate                   of shareholders to issue shares or to designate
           the Board of Management, as referred to in                        the Board of Management, as referred to in
           paragraph 1 and 2 of this article, to be valid,                   paragraph 1 and 2 of this article, to be valid,
           a prior or simultaneous resolution granting                       a prior or simultaneous resolution granting
           approval is required from each group of holders                   approval is required from each group of holders
           of shares of the same class whose rights are                      of shares of the same class whose rights are
           adversely affected by the issuance.                               adversely affected by the issuance.
4.7.       The ordinary and priority shares must be paid          4.7.       The ordinary and priority shares must be paid
           up in full when they are taken. At least a                        up in full when they are taken. At least a
           quarter of the par value shall be paid on                         quarter of the par value shall be paid on
           preference shares when they are taken. Further                    preference shares when they are taken. Further
           payment on the preference shares shall be made                    payment on the preference shares shall be made
           within one month after the Board of Management,                   within one month after the Board of Management,
           subject to the approval of the Supervisory                        subject to the approval of the Supervisory
           Board and the meeting of priority shareholders,                   Board and the meeting of priority shareholders,
           has made a corresponding request in writing to                    has made a corresponding request in writing to
           the shareholders concerned.                                       the shareholders concerned.
4.8.       Payment must be made in cash, unless another           4.8.       Payment must be made in cash, unless another
           manner of contribution has been agreed upon.                      manner of contribution has been agreed upon.
           Payment in cash may be made in a foreign                          Payment in cash may be made in a foreign
           currency, subject to the Company's consent. The                   currency, subject to the Company's consent. The
           payment obligation may be fulfilled by payment                    payment obligation may be fulfilled by payment
           in a foreign currency for the amount in Dutch                     in a foreign currency for the amount in Dutch
           currency for which the amount so paid is freely                   currency for which the amount so paid is freely
           exchangeable, determined using the exchange                       exchangeable, determined using the exchange
           rate on the day of payment or, after applying                     rate on the day of payment or, after applying
           the provisions of the next sentence, on the day                   the provisions of the next sentence, on the day
           mentioned therein. The company may request that                   mentioned therein. The company may request that
           payment shall be made against the exchange rate                   payment shall be made against the exchange rate
           on a certain day within two months before the                     on a certain day within two months before the
           last day on which payment must be made,                           last day on which payment must be made,
           provided the shares or depositary receipts                        provided the shares or depositary receipts
           therefor shall be recorded forthwith after the                    therefor shall be recorded forthwith after the
           issuance in a price list of a stock exchange                      issuance in a price list of a stock exchange
           outside the Netherlands.                                          outside the Netherlands.
4.9.       The provisions of this article shall apply             4.9.       The provisions of this article shall apply
           accordingly to the granting of rights to                          accordingly to the granting of rights to
           subscribe for shares, but shall not apply to                      subscribe for shares, but shall not apply to
           issuance of shares to a person who exercises a                    issuance of shares to a person who exercises a
           right to subscribe for shares that was                            right to subscribe for shares that was
           previously granted. The Board of Management                       previously granted. The Board of Management
           shall have the power to issue such shares.                        shall have the power to issue such shares.
4.10.      If the Board of Management has been designated         4.10.      If the Board of Management has been designated
           as the body authorized to resolve to issue                        as the body authorized to resolve to issue
           shares, then, in the case of the issuance of                      shares, then, in the case of the issuance of
           preference shares, including the granting of a                    preference shares, including the granting of a
           right to take preference shares, though not the                   right to take preference shares, though not the
           issuance of preference shares by virtue of                        issuance of preference shares by virtue of
           exercising such an option right:                                  exercising such an option right:
           a.     the Board of Management is obliged to                      a.     the Board of Management is obliged to
                  convene, within four weeks after said                             convene, within four weeks after said
                  issuance, a general meeting in which the                          issuance, a general meeting in which the
                  grounds for the issuance are explained,                           grounds for the issuance are explained,
                  unless such an explanation has been                               unless such an explanation has been
                  given before then in a general meeting.                           given before then in a general meeting.
           b.     the prior approval of the general                          b.     the prior approval of the general
                  meeting for the specific case is                                  meeting for the specific case is
                  required if, (i) as a result of said                              required if, (i) as a result of said
                  issuance and/or (ii) as a result of the                           issuance and/or (ii) as a result of the
                  earlier issuance of preference shares by                          earlier issuance of preference shares by
                  the Board of Management without the                               the Board of Management without the
                  above-mentioned approval or other                                 above-mentioned approval or other
                  cooperation of the general meeting, so                            cooperation of the general meeting, so
                  many preference shares may be taken                               many preference shares may be taken
                  and/or have been issued that the total                            and/or have been issued that the total
                  par value of the preference shares                                par value of the preference shares
                  issued by the Board of Management                                 issued by the Board of Management
                  without the above-mentioned approval or                           without the above-mentioned approval or
                  other cooperation of the general meeting                          other cooperation of the general meeting
                  exceeds one hundred per cent of the                               exceeds one hundred per cent of the
                  total par value of the other shares                               total par value of the other shares
                  issued before said issuance.                                      issued before said issuance.
4.11.      If preference shares have been issued by virtue        4.11.      If preference shares have been issued by virtue
           of a resolution to issue shares or a resolution                   of a resolution to issue shares or a resolution
           to grant a right to take shares, adopted by the                   to grant a right to take shares, adopted by the
           Board of Management without the prior approval                    Board of Management without the prior approval
           or other cooperation of the general meeting,                      or other cooperation of the general meeting,
           the Board of Management is obliged to convene a                   the Board of Management is obliged to convene a
           general meeting within two years after said                       general meeting within two years after said
           issuance and to submit to said general meeting                    issuance and to submit to said general meeting
           a proposal regarding the purchase or                              a proposal regarding the purchase or
           cancellation of said issued preference shares.                    cancellation of said issued preference shares.
           If, at said meeting, no resolution is adopted                     If, at said meeting, no resolution is adopted
           to purchase or cancel the preference shares,                      to purchase or cancel the preference shares,
           the Board of Management is obliged, each time                     the Board of Management is obliged, each time
           within two years after the above-mentioned                        within two years after the above-mentioned
           proposal has been put on the agenda of the                        proposal has been put on the agenda of the
           general meeting of shareholders, to convene                       general meeting of shareholders, to convene
           another general meeting in which a resolution                     another general meeting in which a resolution
           regarding the purchase or cancellation of the                     regarding the purchase or cancellation of the
           preference shares shall be tabled, which                          preference shares shall be tabled, which
           obligation shall cease if the above-mentioned                     obligation shall cease if the above-mentioned
           shares are no longer issued or held by a party                    shares are no longer issued or held by a party
           other than the Company.                                           other than the Company.
4.12.      Upon the issuance of a share, its transfer for         4.12.      Upon the issuance of a share, its transfer for
           inclusion in the giro deposit, as meant in the                    inclusion in the giro deposit, as meant in the
           Securities Book-Entry Transfer Act ("Wge")                        Securities Book-Entry Transfer Act ("Wge")
           ("Giro Deposit") or into a joint deposit, as                      ("Giro Deposit") or into a joint deposit, as
           meant in the Wge ("Joint Deposit"),                               meant in the Wge ("Joint Deposit"),
           respectively, can be effected by the Company                      respectively, can be effected by the Company
           without the cooperation of other Participants                     without the cooperation of other Participants
           in the Joint Deposit and of other affiliated                      in the Joint Deposit and of other affiliated
           institutions, as meant in the Wge ("Affiliated                    institutions, as meant in the Wge ("Affiliated
           Institutions"). To do so, it is sufficient for                    Institutions"). To do so, it is sufficient for
           the Company to add the share to the register in                   the Company to add the share to the register in
           the name of the Central Institute for Giro                        the name of the Central Institute for Giro
           Securities Transactions, as meant in the Wge                      Securities Transactions, as meant in the Wge
           ("Central Institute") or the Affiliated                           ("Central Institute") or the Affiliated
           Institution respectively, mentioning the fact                     Institution respectively, mentioning the fact
           that the share has been added to the Giro                         that the share has been added to the Giro
           Deposit or the Joint Deposit respectively, and                    Deposit or the Joint Deposit respectively, and
           the other information as meant in article 8,                      the other information as meant in article 8,
           paragraph 2, and the Central Institute or the                     paragraph 2, and the Central Institute or the
           Affiliated Institution respectively, accepts                      Affiliated Institution respectively, accepts
           the transfer.                                                     the transfer.
Acquisition/Disposal of shares in its own share capital.          Acquisition/Disposal of shares in its own share capital.
Article 5.                                                        Article 5.
5.1.       Any acquisition by the Company of shares in its        5.1.       Any acquisition by the Company of shares in its
           own share capital which are not fully paid up                     own share capital which are not fully paid up
           shall be null and void. The Company may acquire                   shall be null and void. The Company may acquire
           fully paid up ordinary shares in its own share                    fully paid up ordinary shares in its own share
           capital for valuable consideration, if and                        capital for valuable consideration, if and
           insofar as:                                                       insofar as:
           a.     its shareholders' equity less the                          a.     its shareholders' equity less the
                  acquisition price is not less than                                acquisition price is not less than
                  prescribed in the relevant statutory                              prescribed in the relevant statutory
                  provisions;                                                       provisions;
           b.     the par value of the shares in its share                   b.     the par value of the shares in its share
                  capital which the Company acquires,                               capital which the Company acquires,
                  holds or holds as pledgee, or which are                           holds or holds as pledgee, or which are
                  held by a subsidiary, is not more than                            held by a subsidiary, is not more than
                  one-tenth of the issued share capital;                            one-tenth of the issued share capital;
                  and                                                               and
           c.     the general meeting of shareholders has                    c.     the general meeting of shareholders has
                  authorized the Board of Management to                             authorized the Board of Management to
                  acquire such shares, which authorization                          acquire such shares, which authorization
                  may be granted for no more than eighteen                          may be granted for no more than eighteen
                  months on each occasion.                                          months on each occasion.
5.2.       Shares thus acquired may again be disposed of.         5.2.       Shares thus acquired may again be disposed of.
           The Board of Management shall not acquire                         The Board of Management shall not acquire
           shares in the Company's own share capital as                      shares in the Company's own share capital as
           referred to above - where an authorization as                     referred to above - where an authorization as
           referred to above has been granted- or dispose                    referred to above has been granted- or dispose
           of such shares without the approval of the                        of such shares without the approval of the
           Supervisory Board. If depositary receipts for                     Supervisory Board. If depositary receipts for
           shares in the Company have been issued, such                      shares in the Company have been issued, such
           depositary receipts shall be viewed as shares                     depositary receipts shall be viewed as shares
           for the purpose of the provisions of this                         for the purpose of the provisions of this
           paragraph and the previous paragraph.                             paragraph and the previous paragraph.
5.3.       In the general meeting of shareholders no votes        5.3.       In the general meeting of shareholders no votes
           may be cast on a share held by the Company or a                   may be cast on a share held by the Company or a
           subsidiary or for a share for which one of them                   subsidiary or for a share for which one of them
           holds depositary receipts. Nonetheless, the                       holds depositary receipts. Nonetheless, the
           holders of a right of usufruct and the holders                    holders of a right of usufruct and the holders
           of a right of pledge on shares held by the                        of a right of pledge on shares held by the
           Company or a subsidiary are not excluded from                     Company or a subsidiary are not excluded from
           the right to vote in respect of such shares, if                   the right to vote in respect of such shares, if
           the right of usufruct or the right of pledge                      the right of usufruct or the right of pledge
           was granted prior to the time such share was                      was granted prior to the time such share was
           held by the Company or such subsidiary. Neither                   held by the Company or such subsidiary. Neither
           the Company nor a subsidiary may cast votes in                    the Company nor a subsidiary may cast votes in
           respect of a share for which it holds a right                     respect of a share for which it holds a right
           of usufruct or a right of pledge. Shares which                    of usufruct or a right of pledge. Shares which
           are not entitled to voting rights pursuant to                     are not entitled to voting rights pursuant to
           the provisions of law or this paragraph shall                     the provisions of law or this paragraph shall
           not be taken into account, when determining to                    not be taken into account, when determining to
           what extent the shareholders cast votes, to                       what extent the shareholders cast votes, to
           what extent they are present or represented or                    what extent they are present or represented or
           to what extent the share capital has been                         to what extent the share capital has been
           provided or is represented.                                       provided or is represented.
5.4.       Upon the proposal of the Board of Management,          5.4.       Upon the proposal of the Board of Management,
           which proposal must have the prior approval of                    which proposal must have the prior approval of
           the Supervisory Board and the meeting of                          the Supervisory Board and the meeting of
           holders of priority shares, the general meeting                   holders of priority shares, the general meeting
           of shareholders shall have the power to resolve                   of shareholders shall have the power to resolve
           to reduce the issued share capital: By a                          to reduce the issued share capital: By a
           cancellation of shares acquired by the Company                    cancellation of shares acquired by the Company
           in its own share capital; By a reduction of the                   in its own share capital; By a reduction of the
           par value of the shares by an amendment of the                    par value of the shares by an amendment of the
           articles of association, with partial repayment                   articles of association, with partial repayment
           on those shares; By a cancellation of                             on those shares; By a cancellation of
           preference shares, with repayment on those                        preference shares, with repayment on those
           preference shares, or; By a release from the                      preference shares, or; By a release from the
           obligation to make further payment on the                         obligation to make further payment on the
           preference Shares upon implementation of a                        preference Shares upon implementation of a
           resolution to reduce the par value of the                         resolution to reduce the par value of the
           shares, In compliance with the provisions of                      shares, In compliance with the provisions of
           the law in that respect.                                          the law in that respect.
Shares, share certificates and share register.                    Shares, share certificates and share register.
Article 6.                                                        Article 6.
6.1.       The shares shall be in registered form. No             6.1.       The shares shall be in registered form. No
           share certificates shall be issued for the                        share certificates shall be issued for the
           priority shares, the preference shares and the                    priority shares, the preference shares and the
           ordinary shares of type I, as referred to in                      ordinary shares of type I, as referred to in
           the next paragraph.                                               the next paragraph.
6.2.       Ordinary shares shall be available: in the form        6.2.       Ordinary shares shall be available: in the form
           of an entry in the share register without                         of an entry in the share register without
           issuance of a share certificate; such shares                      issuance of a share certificate; such shares
           are referred to in these articles of                              are referred to in these articles of
           association as shares of type I; and - the                        association as shares of type I; and - the
           extent the Board of Management so decides - in                    extent the Board of Management so decides - in
           the form of an entry in the share register with                   the form of an entry in the share register with
           the issuance of a share certificate, which                        the issuance of a share certificate, which
           share certificate shall consist of a scrip                        share certificate shall consist of a scrip
           without dividend sheet; such shares and share                     without dividend sheet; such shares and share
           certificates are referred to in these articles                    certificates are referred to in these articles
           of association as shares and share certificates                   of association as shares and share certificates
           of type II.                                                       of type II.
6.3.       The Board of Management may decide that the            6.3.       The Board of Management may decide that the
           registration of ordinary shares of type I shall                   registration of ordinary shares of type I shall
           take place for one or more numbers of shares to                   take place for one or more numbers of shares to
           be further determined by it.                                      be further determined by it.
6.4.       Share certificates shall be available in such          6.4.       Share certificates shall be available in such
           numbers of ordinary shares as the Board of                        numbers of ordinary shares as the Board of
           Management shall determine.                                       Management shall determine.
6.5.       All share certificates shall be signed by or on        6.5.       All share certificates shall be signed by or on
           behalf of two members of the Board of                             behalf of two members of the Board of
           Management, as well as countersigned by one or                    Management, as well as countersigned by one or
           more persons to be designated by the Board of                     more persons to be designated by the Board of
           Management for that purpose; the signatures may                   Management for that purpose; the signatures may
           be effected by printed facsimile.                                 be effected by printed facsimile.
6.6.       All share certificates shall be identified by          6.6.       All share certificates shall be identified by
           numbers and/or letters in a manner to be                          numbers and/or letters in a manner to be
           determined by the Board of Management.                            determined by the Board of Management.
6.7.       The Board of Management may determine, provided        6.7.       The Board of Management may determine, provided
           with the approval of the Supervisory Board,                       with the approval of the Supervisory Board,
           that for the trade on foreign stock exchanges                     that for the trade on foreign stock exchanges
           share certificates will be issued that comply                     share certificates will be issued that comply
           with the requirements set by the foreign stock                    with the requirements set by the foreign stock
           exchange(s).                                                      exchange(s).
6.8.       "Share certificate" shall include in these             6.8.       "Share certificate" shall include in these
           articles of association a certificate of more                     articles of association a certificate of more
           than one share.                                                   than one share.
6.9.       The Company can, pursuant to a resolution of           6.9.       The Company can, pursuant to a resolution of
           the Board of Management, subject to the                           the Board of Management, subject to the
           approval of the Supervisory Board, cooperate in                   approval of the Supervisory Board, cooperate in
           the issuance of certificates in bearer form.                      the issuance of certificates in bearer form.
Share certificates.                                               Share certificates.
Article 7.                                                        Article 7.
7.1.       Upon a written request from a person entitled          7.1.       Upon a written request from a person entitled
           to such certificates, share certificates,                         to such certificates, share certificates,
           including parts thereof that are missing or                       including parts thereof that are missing or
           damaged, may be replaced by new certificates,                     damaged, may be replaced by new certificates,
           or by duplicates bearing the same numbers                         or by duplicates bearing the same numbers
           and/or letters, provided that the applicant                       and/or letters, provided that the applicant
           proves his title and - in case of a loss - the                    proves his title and - in case of a loss - the
           loss, to the satisfaction of the Board of                         loss, to the satisfaction of the Board of
           Management, and further subject to such                           Management, and further subject to such
           conditions as the Board of Management may deem                    conditions as the Board of Management may deem
           necessary.                                                        necessary.
7.2.       The issuance of new certificates or duplicates         7.2.       The issuance of new certificates or duplicates
           shall cause the original documents to be                          shall cause the original documents to be
           invalid.                                                          invalid.
7.3.       The issuance of new certificates or duplicates         7.3.       The issuance of new certificates or duplicates
           for share certificates may in appropriate                         for share certificates may in appropriate
           cases, at the discretion of the Board of                          cases, at the discretion of the Board of
           Management, be published in newspapers to be                      Management, be published in newspapers to be
           determined by the Board of Management.                            determined by the Board of Management.
Shareholders' register.                                           Shareholders' register.
Article 8.                                                        Article 8.
8.1.       With due observance of the provisions of law a         8.1.       With due observance of the provisions of law a
           share register shall be kept by or on behalf of                   share register shall be kept by or on behalf of
           the Company, which register shall be regularly                    the Company, which register shall be regularly
           updated and which, at the discretion of the                       updated and which, at the discretion of the
           Board of Management, may, in whole or in part,                    Board of Management, may, in whole or in part,
           be maintained in more than one copy and at more                   be maintained in more than one copy and at more
           than one place. At least one copy will be                         than one place. At least one copy will be
           maintained at the office of the Company.                          maintained at the office of the Company.
8.2.       Each shareholder's name, his address, the date         8.2.       Each shareholder's name, his address, the date
           on which he has acquired the shares, the number                   on which he has acquired the shares, the number
           and the type of the shares held by him, the                       and the type of the shares held by him, the
           date of acknowledgement or service, the amount                    date of acknowledgement or service, the amount
           paid up on each share, and all other                              paid up on each share, and all other
           information that must be registered pursuant to                   information that must be registered pursuant to
           the provisions of law, as well as such further                    the provisions of law, as well as such further
           information as the Board of Management shall                      information as the Board of Management shall
           deem desirable, whether at the request of a                       deem desirable, whether at the request of a
           shareholder or not, shall be entered in the                       shareholder or not, shall be entered in the
           share register.                                                   share register.
8.3.       The Board of Management shall determine the            8.3.       The Board of Management shall determine the
           form and the contents of the share register                       form and the contents of the share register
           with due observance of the provisions of the                      with due observance of the provisions of the
           first two paragraphs of this article. The Board                   first two paragraphs of this article. The Board
           of Management may determine that the share                        of Management may determine that the share
           register shall vary as to its form and contents                   register shall vary as to its form and contents
           according to whether they relate to shares of                     according to whether they relate to shares of
           type I or to shares of type II.                                   type I or to shares of type II.
8.4.       In the case of shares that have been                   8.4.       In the case of shares that have been
           transferred to an Affiliated Institution, for                     transferred to an Affiliated Institution, for
           inclusion in a Joint Deposit, or to the Central                   inclusion in a Joint Deposit, or to the Central
           Institute, for inclusion in the Giro Deposit,                     Institute, for inclusion in the Giro Deposit,
           the name and address of the Affiliated                            the name and address of the Affiliated
           Institution or the Central Institute                              Institution or the Central Institute
           respectively, shall be entered in the share                       respectively, shall be entered in the share
           register, together with a statement of the date                   register, together with a statement of the date
           on which the shares were added to the Joint                       on which the shares were added to the Joint
           Deposit or the Giro Deposit respectively.                         Deposit or the Giro Deposit respectively.
8.5.       Upon request, a shareholder shall be given free        8.5.       Upon request, a shareholder shall be given free
           of charge a declaration of what is stated in                      of charge a declaration of what is stated in
           the share register concerning the shares                          the share register concerning the shares
           registered in his name, which statement may be                    registered in his name, which statement may be
           signed by special proxy holders authorized                        signed by special proxy holders authorized
           thereto by the Board of Management.                               thereto by the Board of Management.
8.6.       The provisions of the preceding paragraphs             8.6.       The provisions of the preceding paragraphs
           shall apply accordingly to those who hold a                       shall apply accordingly to those who hold a
           right of usufruct or a right of pledge on one                     right of usufruct or a right of pledge on one
           or more shares, in addition to any other                          or more shares, in addition to any other
           information required to be registered in the                      information required to be registered in the
           share register pursuant to law.                                   share register pursuant to law.
Exchange of shares.                                               Exchange of shares.
Article 9.                                                        Article 9.
9.1.       Subject to the provisions of article 6, a              9.1.       Subject to the provisions of article 6, a
           holder of an entry in the share register for                      holder of an entry in the share register for
           one or more shares of type I may, upon his                        one or more shares of type I may, upon his
           request, obtain one or more share certificates                    request, obtain one or more share certificates
           of type II up to an equal nominal amount.                         of type II up to an equal nominal amount.
9.2.       Subject to the provisions of article 6, a              9.2.       Subject to the provisions of article 6, a
           holder of a share certificate of type II                          holder of a share certificate of type II
           registered in his name may, after submitting                      registered in his name may, after submitting
           the share certificate to the Company, upon his                    the share certificate to the Company, upon his
           request obtain an entry in the share register                     request obtain an entry in the share register
           for one or more shares of type I up to an equal                   for one or more shares of type I up to an equal
           nominal amount.                                                   nominal amount.
9.3.       The Board of Management may demand that a              9.3.       The Board of Management may demand that a
           request as referred to in this article shall be                   request as referred to in this article shall be
           made on a form to be supplied by the Company                      made on a form to be supplied by the Company
           free of charge, which shall be signed by the                      free of charge, which shall be signed by the
           applicant.                                                        applicant.
Transfer of shares.                                               Transfer of shares.
Article 10.                                                       Article 10.
10.1.      Unless the law provides otherwise and except as        10.1.      Unless the law provides otherwise and except as
           provided by the provisions of the following                       provided by the provisions of the following
           paragraphs of this article, the transfer of a                     paragraphs of this article, the transfer of a
           share shall require an instrument intended for                    share shall require an instrument intended for
           such purpose and, unless the Company itself is                    such purpose and, unless the Company itself is
           a party to the transaction, the written                           a party to the transaction, the written
           acknowledgement of the transfer by the Company;                   acknowledgement of the transfer by the Company;
           service upon the Company of such instrument of                    service upon the Company of such instrument of
           transfer or of a copy or extract thereof signed                   transfer or of a copy or extract thereof signed
           as a true copy by the notary or the transferor                    as a true copy by the notary or the transferor
           shall be considered to have the same effect as                    shall be considered to have the same effect as
           an acknowledgement.                                               an acknowledgement.
10.2.      The transfer of a priority share or a                  10.2.      The transfer of a priority share or a
           preference share can only take place with due                     preference share can only take place with due
           observance of the provisions of article 11.                       observance of the provisions of article 11.
10.3.      In cases where a share of type I is                    10.3.      In cases where a share of type I is
           transferred, an instrument of transfer, signed                    transferred, an instrument of transfer, signed
           by both parties to the transfer, on a form to                     by both parties to the transfer, on a form to
           be supplied by the Company free of charge, must                   be supplied by the Company free of charge, must
           be submitted to the Company.                                      be submitted to the Company.
10.4.      In cases where a share for which a certificate         10.4.      In cases where a share for which a certificate
           of type II has been issued is transferred, the                    of type II has been issued is transferred, the
           share certificate must be submitted to the                        share certificate must be submitted to the
           Company, provided that an instrument of                           Company, provided that an instrument of
           transfer as referred to in the previous                           transfer as referred to in the previous
           paragraph, printed on the back of the share                       paragraph, printed on the back of the share
           certificate, has been duly completed and signed                   certificate, has been duly completed and signed
           by or on behalf of the transferor, or a                           by or on behalf of the transferor, or a
           separate instrument in substantially the same                     separate instrument in substantially the same
           form is submitted together with the share                         form is submitted together with the share
           certificate.                                                      certificate.
10.5.      If a transfer of a share of type II has been           10.5.      If a transfer of a share of type II has been
           effected by service of an instrument of                           effected by service of an instrument of
           transfer upon the Company, the Company shall,                     transfer upon the Company, the Company shall,
           at the discretion of the Board of Management,                     at the discretion of the Board of Management,
           either endorse the transfer on the share                          either endorse the transfer on the share
           certificate or cancel the share certificate and                   certificate or cancel the share certificate and
           issue to the transferee one or more share                         issue to the transferee one or more share
           certificates registered in his name up to an                      certificates registered in his name up to an
           equal nominal amount.                                             equal nominal amount.
10.6.      The Company's written acknowledgement of a             10.6.      The Company's written acknowledgement of a
           transfer of a share of type II shall, at the                      transfer of a share of type II shall, at the
           discretion of the Board of Management, be                         discretion of the Board of Management, be
           effected either by endorsement of the transfer                    effected either by endorsement of the transfer
           on the share certificate as proof of the                          on the share certificate as proof of the
           acknowledgement or by the issuance to the                         acknowledgement or by the issuance to the
           transferee of one or more share certificates                      transferee of one or more share certificates
           registered in his name up to an equal nominal                     registered in his name up to an equal nominal
           amount.                                                           amount.
10.7.      If a share is being transferred for inclusion          10.7.      If a share is being transferred for inclusion
           in a Joint Deposit, the transfer shall be                         in a Joint Deposit, the transfer shall be
           accepted by the Affiliated Institution in                         accepted by the Affiliated Institution in
           question. In cases where a share is being                         question. In cases where a share is being
           transferred for inclusion in the Giro Deposit,                    transferred for inclusion in the Giro Deposit,
           the transfer shall be accepted by the Central                     the transfer shall be accepted by the Central
           Institute. Transfer and acceptation can take                      Institute. Transfer and acceptation can take
           place without the cooperation of the other                        place without the cooperation of the other
           participants in the Joint Deposit and without                     participants in the Joint Deposit and without
           the cooperation of other Affiliated                               the cooperation of other Affiliated
           Institutions.                                                     Institutions.
10.8.      An Affiliated Institution is empowered to              10.8.      An Affiliated Institution is empowered to
           transfer shares for inclusion in the Giro                         transfer shares for inclusion in the Giro
           Deposit and, insofar as deduction has not been                    Deposit and, insofar as deduction has not been
           rendered impossible, to deduct shares from the                    rendered impossible, to deduct shares from the
           Joint Deposit without the cooperation of the                      Joint Deposit without the cooperation of the
           other Participants. The Central Institute is,                     other Participants. The Central Institute is,
           insofar as delivery has not been rendered                         insofar as delivery has not been rendered
           impossible, empowered to deduct shares from the                   impossible, empowered to deduct shares from the
           Giro Deposit for inclusion in a Joint Deposit                     Giro Deposit for inclusion in a Joint Deposit
           without the cooperation of the other                              without the cooperation of the other
           participants.                                                     participants.
10.9.      If the transfer of an ordinary share does not          10.9.      If the transfer of an ordinary share does not
           take place in accordance with the provisions of                   take place in accordance with the provisions of
           paragraphs 3, 4, 7 and 8 of this article, the                     paragraphs 3, 4, 7 and 8 of this article, the
           transfer of an ordinary share can only take                       transfer of an ordinary share can only take
           place with the permission of the Board of                         place with the permission of the Board of
           Management. The Board of Management may make                      Management. The Board of Management may make
           its permission subject to such conditions as                      its permission subject to such conditions as
           the Board of Management may deem necessary or                     the Board of Management may deem necessary or
           desirable. The applicant shall always be                          desirable. The applicant shall always be
           entitled to demand that said permission be                        entitled to demand that said permission be
           granted on the condition that transfer takes                      granted on the condition that transfer takes
           place to a person designated by the Board of                      place to a person designated by the Board of
           Management. The permission shall be deemed to                     Management. The permission shall be deemed to
           have been granted, should the Board of                            have been granted, should the Board of
           Management not have decided on granting                           Management not have decided on granting
           permission for the request within six weeks of                    permission for the request within six weeks of
           being requested to do so.                                         being requested to do so.
10.10.     The provisions of the preceding paragraphs of          10.10.     The provisions of the preceding paragraphs of
           this article shall apply correspondingly to the                   this article shall apply correspondingly to the
           allotment of shares in the event of a division                    allotment of shares in the event of a division
           of any share constituting joint property, the                     of any share constituting joint property, the
           transfer of a share as a consequence of a writ                    transfer of a share as a consequence of a writ
           of execution and the creation of limited rights                   of execution and the creation of limited rights
           on a share.                                                       on a share.
10.11.     The submission of requests and the submission          10.11.     The submission of requests and the submission
           of documents referred to in articles 5 to 9                       of documents referred to in articles 5 to 9
           inclusive shall be made at a place to be                          inclusive shall be made at a place to be
           determined by the Board of Management.                            determined by the Board of Management.
           Different places may be determined the                            Different places may be determined the
           different types of shares, including - if                         different types of shares, including - if
           shares in the share capital of the Company are                    shares in the share capital of the Company are
           admitted tot the official listing of the stock                    admitted tot the official listing of the stock
           exchange in Amsterdam - in any case a place in                    exchange in Amsterdam - in any case a place in
           Amsterdam.                                                        Amsterdam.
10.12.     The Company is entitled to charge amounts, at          10.12.     The Company is entitled to charge amounts, at
           no more than cost, and to be determined by the                    no more than cost, and to be determined by the
           Board of Management, to those persons who                         Board of Management, to those persons who
           request any services to be carried out pursuant                   request any services to be carried out pursuant
           to articles 5 to 9 inclusive.                                     to articles 5 to 9 inclusive.
10.13.     The Company can, pursuant to a resolution of           10.13.     The Company can, pursuant to a resolution of
           the Board of Management, subject to the                           the Board of Management, subject to the
           approval of the Supervisory Board, make the                       approval of the Supervisory Board, make the
           delivery of shares, within the meaning of                         delivery of shares, within the meaning of
           article 26 of the Wge impossible. The                             article 26 of the Wge impossible. The
           resolution to this effect cannot be invoked                       resolution to this effect cannot be invoked
           against a Participant any sooner than after six                   against a Participant any sooner than after six
           months of the publication of the resolution in                    months of the publication of the resolution in
           at least one national daily Dutch newspaper,                      at least one national daily Dutch newspaper,
           and in the Official Pricelist of Euronext                         and in the Official Pricelist of Euronext
           Amsterdam N.V. The Company can revoke any such                    Amsterdam N.V. The Company can revoke any such
           resolution by means of a resolution of the                        resolution by means of a resolution of the
           Board of Management, subject to the approval of                   Board of Management, subject to the approval of
           the Supervisory Board. In such a case,                            the Supervisory Board. In such a case,
           deduction shall be possible from the day                          deduction shall be possible from the day
           following on the day of publication of such a                     following on the day of publication of such a
           resolution in at least one national daily Dutch                   resolution in at least one national daily Dutch
           newspaper, and in the Official Pricelist of the                   newspaper, and in the Official Pricelist of the
           Euronext Amsterdam N.V.                                           Euronext Amsterdam N.V.
Priority shares. Preference shares.                               Priority shares. Preference shares.
Article 11.                                                       Article 11.
11.1.      The approval of the meeting of holders of              11.1.      The approval of the meeting of holders of
           priority shares shall be required for every                       priority shares shall be required for every
           transfer of priority shares or preference                         transfer of priority shares or preference
           shares. Said approval shall be requested in                       shares. Said approval shall be requested in
           writing.                                                          writing.
11.2.      If approval is refused, the meeting of holders         11.2.      If approval is refused, the meeting of holders
           of priority shares is obliged to designate one                    of priority shares is obliged to designate one
           or more parties who are willing and able to                       or more parties who are willing and able to
           acquire on payment of cash all the priority                       acquire on payment of cash all the priority
           shares or all the preference shares                               shares or all the preference shares
           respectively, to which the request relates at a                   respectively, to which the request relates at a
           price to be fixed by the transferor and the                       price to be fixed by the transferor and the
           meeting of holders of priority shares in joint                    meeting of holders of priority shares in joint
           consultation within two months after said                         consultation within two months after said
           designation.                                                      designation.
11.3.      If the transferor has not received written             11.3.      If the transferor has not received written
           notice from the Company within three months                       notice from the Company within three months
           after receipt by the Company of the request to                    after receipt by the Company of the request to
           approve the proposed transfer, or a timely                        approve the proposed transfer, or a timely
           written rejection has not been accompanied at                     written rejection has not been accompanied at
           the same time by the designation of one or more                   the same time by the designation of one or more
           interested parties as referred to in paragraph                    interested parties as referred to in paragraph
           2, the approval of the transfer shall be deemed                   2, the approval of the transfer shall be deemed
           to have been granted after the above-mentioned                    to have been granted after the above-mentioned
           period has elapsed or after receipt of the                        period has elapsed or after receipt of the
           notice of rejection.                                              notice of rejection.
11.4.      If no agreement has been reached between the           11.4.      If no agreement has been reached between the
           transferor and the Board of Management                            transferor and the Board of Management
           regarding the price referred to in paragraph 2                    regarding the price referred to in paragraph 2
           within two months after the rejection, said                       within two months after the rejection, said
           price shall be fixed by an expert to be                           price shall be fixed by an expert to be
           designated by the transferor and the Board of                     designated by the transferor and the Board of
           Management in joint consultation or, in the                       Management in joint consultation or, in the
           absence of agreement thereon within three                         absence of agreement thereon within three
           months after the rejection, by the Chairman of                    months after the rejection, by the Chairman of
           the Chamber of Commerce and Industry in the                       the Chamber of Commerce and Industry in the
           municipality where the Company has its de facto                   municipality where the Company has its de facto
           address, at the request of either party.                          address, at the request of either party.
11.5.      The transferor shall have the right to abandon         11.5.      The transferor shall have the right to abandon
           the transfer provided that he informs the Board                   the transfer provided that he informs the Board
           of Management thereof in writing within one                       of Management thereof in writing within one
           month after he has been informed of the name of                   month after he has been informed of the name of
           the designated party or parties and of the                        the designated party or parties and of the
           price fixed.                                                      price fixed.
11.6.      In the case of approval of the transfer as             11.6.      In the case of approval of the transfer as
           defined in paragraphs 1 or 3, the transferor                      defined in paragraphs 1 or 3, the transferor
           shall be entitled to transfer all the priority                    shall be entitled to transfer all the priority
           shares or all the preference shares                               shares or all the preference shares
           respectively, to which his request related to                     respectively, to which his request related to
           the party named in the request during a period                    the party named in the request during a period
           of three months after said approval.                              of three months after said approval.
11.7.      The costs to the Company connected with the            11.7.      The costs to the Company connected with the
           transfer may be charged to the party acquiring                    transfer may be charged to the party acquiring
           the shares.                                                       the shares.
11.8.      Any transfer of a priority share or of a               11.8.      Any transfer of a priority share or of a
           preference share respectively, shall be entered                   preference share respectively, shall be entered
           in the share register.                                            in the share register.
Holders of a right of usufruct, holders of a right of             Holders of a right of usufruct, holders of a right of
pledge and holders of depositary receipts.                        pledge and holders of depositary receipts.
Article 12.                                                       Article 12.
12.1.      No right of pledge can be established on the           12.1.      No right of pledge can be established on the
           preference shares.                                                preference shares.
12.2.      The holder of a right of usufruct who in               12.2.      The holder of a right of usufruct who in
           accordance with the provisions of section 2:88,                   accordance with the provisions of section 2:88,
           Civil Code, does not have the right to vote and                   Civil Code, does not have the right to vote and
           the holder of a right of pledge who in                            the holder of a right of pledge who in
           accordance with the provisions of section 2:89,                   accordance with the provisions of section 2:89,
           Civil Code, does not have the right to vote,                      Civil Code, does not have the right to vote,
           shall not have the rights conferred by law on                     shall not have the rights conferred by law on
           the holders of depositary receipts for shares                     the holders of depositary receipts for shares
           issued with the cooperation of the Company.                       issued with the cooperation of the Company.
12.3.      Where in these articles of association                 12.3.      Where in these articles of association
           reference is made to others entitled to attend                    reference is made to others entitled to attend
           meetings, this shall include the holders of                       meetings, this shall include the holders of
           depositary receipts for shares issued with the                    depositary receipts for shares issued with the
           cooperation of the Company and the persons who,                   cooperation of the Company and the persons who,
           under the provisions of paragraph 4 of section                    under the provisions of paragraph 4 of section
           2:88 or section 2:89, Civil Code, have the                        2:88 or section 2:89, Civil Code, have the
           rights conferred by law on holders of                             rights conferred by law on holders of
           depositary receipts for shares issued with the                    depositary receipts for shares issued with the
           cooperation of the Company.                                       cooperation of the Company.
Board of management. Appointment.                                 Board of management. Appointment.
Article 13.                                                       Article 13.
13.1.      The Company shall be managed by a Board of             13.1.      The Company shall be managed by a Board of
           Management, consisting of at least two members,                   Management, consisting of at least two members,
           under the supervision of a Supervisory Board.                     under the supervision of a Supervisory Board.
13.2.      The members of the Board of Management shall be        13.2.      The members of the Board of Management shall be
           appointed by the Supervisory Board. The                           appointed by the Supervisory Board. The
           Supervisory Board shall inform the general                        Supervisory Board shall inform the general
           meeting of shareholders of the intended                           meeting of shareholders of the intended
           appointment of a member of the Board of                           appointment of a member of the Board of
           Management. The provisions of section 2:158,                      Management. The provisions of section 2:158,
           paragraph 11, Civil Code shall apply                              paragraph 10, Civil Code shall apply
           correspondingly.                                                  correspondingly.
13.3.      A member of the Board of Management shall be           13.3.      A member of the Board of Management shall be
           appointed for a maximum period of four years,                     appointed for a maximum period of four years,
           provided however that unless such member of the                   provided however that unless such member of the
           Board of Management has resigned at an earlier                    Board of Management has resigned at an earlier
           date, his term of office shall lapse on the day                   date, his term of office shall lapse on the day
           of the general meeting of shareholders, to be                     of the general meeting of shareholders, to be
           held in the fourth year after the year of his                     held in the fourth year after the year of his
           appointment.                                                      appointment.
           A member of the Board of Management may be                        A member of the Board of Management may be
           re-appointed with due observance of the                           re-appointed with due observance of the
           preceding sentence.                                               preceding sentence.
13.4.      If the number of members of the Board of               13.4.      If the number of members of the Board of
           Management has fallen below two, the powers of                    Management has fallen below two, the powers of
           the Board of Management shall remain                              the Board of Management shall remain
           unaffected. In such a case a meeting of the                       unaffected. In such a case a meeting of the
           Supervisory Board shall be held forthwith to                      Supervisory Board shall be held forthwith to
           fill the vacancies in the Board of Management.                    fill the vacancies in the Board of Management.
13.5.      With due observance of the minimum referred to         13.5.      With due observance of the minimum referred to
           in paragraph 1 of this article, the number of                     in paragraph 1 of this article, the number of
           members of the Board of Management shall be                       members of the Board of Management shall be
           determined by the meeting of holders of                           determined by the meeting of holders of
           priority shares in consultation with the                          priority shares in consultation with the
           Supervisory Board.                                                Supervisory Board.
Board of Management; suspension and removal.                      Board of Management; suspension and removal.
Article 14.                                                       Article 14.
14.1.      Members of the Board of Management may be              14.1.      Members of the Board of Management may be
           suspended or removed by the Supervisory Board.                    suspended or removed by the Supervisory Board.
14.2.      The Supervisory Board shall not remove a member        14.2.      The Supervisory Board shall not remove a member
           of the Board of Management until the general                      of the Board of Management until the general
           meeting of shareholders has been heard in                         meeting of shareholders has been heard in
           respect of the intended removal.                                  respect of the intended removal.
14.3.      The members of the Board of Management may be          14.3.      The members of the Board of Management may be
           suspended by the Supervisory Board either                         suspended by the Supervisory Board either
           collectively or individually. Within three                        collectively or individually. Within three
           months of such suspension a general meeting of                    months of such suspension a general meeting of
           shareholders shall be held to hear the general                    shareholders shall be held to hear the general
           meeting of shareholders in connection with the                    meeting of shareholders in connection with the
           intended removal of the suspended member from                     intended removal of the suspended member from
           the Board of Management. If such general                          the Board of Management. If such general
           meeting of shareholders is not held within                        meeting of shareholders is not held within
           three months of the suspension, the suspension                    three months of the suspension, the suspension
           shall lapse. The person concerned shall be                        shall lapse. The person concerned shall be
           entitled to account for his actions at that                       entitled to account for his actions at that
           meeting.                                                          meeting.
Representation.                                                   Representation.
Article 15.                                                       Article 15.
15.1.      The Board of Management as well as two members         15.1.      The Board of Management as well as two members
           of the Board of Management acting jointly shall                   of the Board of Management acting jointly shall
           have power to represent the Company.                              have power to represent the Company.
15.2.      The Board of Management may, subject to the            15.2.      The Board of Management may, subject to the
           approval of the Supervisory Board, give each of                   approval of the Supervisory Board, give each of
           its members individually power of attorney to                     its members individually power of attorney to
           represent the Company within certain limits                       represent the Company within certain limits
           defined in the power of attorney.                                 defined in the power of attorney.
15.3.      The Board of Management may grant to persons,          15.3.      The Board of Management may grant to persons,
           whether or not employed by the Company, the                       whether or not employed by the Company, the
           power to represent the Company and may                            power to represent the Company and may
           therewith determine the scope of such power of                    therewith determine the scope of such power of
           attorney as well as the title of such persons.                    attorney as well as the title of such persons.
15.4.      The Board of Management is authorized to               15.4.      The Board of Management is authorized to
           perform the transactions as referred to in                        perform the transactions as referred to in
           section 2:94, paragraph 1, Civil Code, to the                     section 2:94, paragraph 1, Civil Code, to the
           extent such authority has not been explicitly                     extent such authority has not been explicitly
           excluded or limited pursuant to a provision of                    excluded or limited pursuant to a provision of
           these articles of association.                                    these articles of association.
15.5.      If a member of the Board of Management, acting         15.5.      If a member of the Board of Management, acting
           in his personal capacity, enters into an                          in his personal capacity, enters into an
           agreement with the Company, or if he, acting in                   agreement with the Company, or if he, acting in
           his personal capacity, conducts any litigation                    his personal capacity, conducts any litigation
           against the Company, the Company may be                           against the Company, the Company may be
           represented in that matter by one of the other                    represented in that matter by one of the other
           members of the Board of Management, or by a                       members of the Board of Management, or by a
           member of the Supervisory Board designated by                     member of the Supervisory Board designated by
           the Supervisory Board, unless the general                         the Supervisory Board, unless the general
           meeting of shareholders designates a person for                   meeting of shareholders designates a person for
           that purpose or unless the law provides                           that purpose or unless the law provides
           otherwise for such designation. Such a person                     otherwise for such designation. Such a person
           may also be the member of the Board of                            may also be the member of the Board of
           Management in respect with whom the conflict of                   Management in respect with whom the conflict of
           interest exists. If a member of the Board of                      interest exists. If a member of the Board of
           Management has a conflict of interest with the                    Management has a conflict of interest with the
           Company other than as referred to in the first                    Company other than as referred to in the first
           sentence of this paragraph, he shall as each of                   sentence of this paragraph, he shall as each of
           the other members of the Board of Management                      the other members of the Board of Management
           have the power to represent the Company, in                       have the power to represent the Company, in
           accordance with the provisions of the first                       accordance with the provisions of the first
           paragraph.                                                        paragraph.
Board of Management; decision process and internal rules          Board of Management; decision process and internal rules
and regulations.                                                  and regulations.
Article 16.                                                       Article 16.
16.1.      The Supervisory Board shall appoint one of the         16.1.      The Supervisory Board shall appoint one of the
           members of the Board of Management as Chairman.                   members of the Board of Management as Chairman.
16.2.      Resolutions of the Board of Management shall be        16.2.      Resolutions of the Board of Management shall be
           adopted by an absolute majority of votes cast.                    adopted by an absolute majority of votes cast.
           In a tie vote the Chairman of the Board of                        In a tie vote the Chairman of the Board of
           Management shall have a casting vote.                             Management shall have a casting vote.
16.3.      The Board of Management shall adopt internal           16.3.      The Board of Management shall adopt internal
           rules and regulations.                                            rules and regulations.
Board of Management; decision proces.                             Board of Management; decision proces.
Article 17.                                                       Article 17.
17.1.      Without prejudice to the other provisions of           17.1.      Without prejudice to the other provisions of
           these articles of association, resolutions of                     these articles of association, resolutions of
           the Board of Management shall require the                         the Board of Management shall require the
           approval of the Supervisory Board concerning:                     approval of the Supervisory Board concerning:
           a.     issuance, including the granting of                        a.     issuance, including the granting of
                  rights to subscribe for shares in the                             rights to subscribe for shares in the
                  share capital of the Company, and                                 share capital of the Company, and
                  acquisition of shares in and debentures                           acquisition of shares in and debentures
                  chargeable to the Company or of                                   chargeable to the Company or of
                  debentures chargeable to a limited                                debentures chargeable to a limited
                  partnership or general partnership of                             partnership or general partnership of
                  which the Company is a general partner                            which the Company is a general partner
                  with full liability;                                              with full liability;
           b.     cooperation in the issuance of                             b.     cooperation in the issuance of
                  depositary receipts for shares in the                             depositary receipts for shares in the
                  Company;                                                          Company;
           c.     application for listing or for                             c.     application for listing or for
                  withdrawal of the listing of the                                  withdrawal of the listing of the
                  documents referred to under a. and b. in                          documents referred to under a. and b. in
                  the price list of any stock exchange;                             the price list of any stock exchange;
           d.     entry into or termination of a                             d.     entry into or termination of a
                  continuing cooperation by the Company or                          continuing cooperation by the Company or
                  a dependent company with another legal                            a dependent company with another legal
                  entity or partnership or as general                               entity or partnership or as general
                  partner with full liability in a limited                          partner with full liability in a limited
                  partnership or general partnership, if                            partnership or general partnership, if
                  such cooperation or the termination                               such cooperation or the termination
                  thereof will materially affect the                                thereof will materially affect the
                  Company;                                                          Company;
           e.     acquisition by the Company or a                            e.     acquisition by the Company or a
                  dependent company of a direct or                                  dependent company of a direct or
                  indirect participation in the share                               indirect participation in the share
                  capital of another company, the value of                          capital of another company, the value of
                  which is at least equal to the sum of                             which is at least equal to the sum of
                  one quarter of the issued share capital                           one quarter of the issued share capital
                  and the reserves of the Company, as                               and the reserves of the Company, as
                  shown in its balance sheet with                                   shown in its balance sheet with
                  explanatory notes, as well as any                                 explanatory notes, as well as any
                  material change in the size of such                               material change in the size of such
                  participation;                                                    participation;
           f.     Investments requiring an amount equal to                   f.     Investments requiring an amount equal to
                  at least one quarter of the issued share                          at least one quarter of the issued share
                  capital and reserves of the Company, as                           capital and reserves of the Company, as
                  shown in its balance sheet with                                   shown in its balance sheet with
                  explanatory notes;                                                explanatory notes;
           g.     a proposal to amend the articles of                        g.     a proposal to amend the articles of
                  association;                                                      association;
           h.     a proposal to dissolve the Company or a                    h.     a proposal to dissolve the Company or a
                  proposal for a legal merger of the                                proposal for a legal merger of the
                  Company;                                                          Company;
           i.     application for bankruptcy or for a                        i.     application for bankruptcy or for a
                  moratorium of payments;                                           moratorium of payments;
           j.     termination of the employment of a                         j.     termination of the employment of a
                  considerable number of employees of the                           considerable number of employees of the
                  Company or of a dependent company at the                          Company or of a dependent company at the
                  same time or within a short time-span;                            same time or within a short time-span;
           k.     a far-reaching change in the working                       k.     a far-reaching change in the working
                  conditions of a considerable number of                            conditions of a considerable number of
                  employees of the Company or of a                                  employees of the Company or of a
                  dependent company;                                                dependent company;
           l.     a proposal to reduce the issued share                      l.     a proposal to reduce the issued share
                  capital.                                                          capital.
17.2.      The Supervisory Board may grant the approvals          17.2.      The Supervisory Board may grant the approvals
           required pursuant to this article either for a                    required pursuant to this article either for a
           specific transaction, or for a group of such                      specific transaction, or for a group of such
           transactions.                                                     transactions.
17.3.      The Supervisory Board furthermore may decide           17.3.      The Supervisory Board furthermore may decide
           that certain clearly defined resolutions from                     that certain clearly defined resolutions from
           the Board of Management need to be submitted to                   the Board of Management need to be submitted to
           the approval of the Supervisory Board. The                        the approval of the Supervisory Board. The
           Supervisory Board shall forthwith inform the                      Supervisory Board shall forthwith inform the
           Board of Management of such decision. Such                        Board of Management of such decision. Such
           resolutions shall be included in the rules and                    resolutions shall be included in the rules and
           regulations as meant in article 16, paragraph 3.                  regulations as meant in article 16, paragraph 3.
                                                                  17.4.      Without prejudice to any other applicable
                                                                             provision of these articles of association, the
                                                                             Board of Management shall furthermore require
                                                                             the approval of the Supervisory Board, the
                                                                             priority and the general meeting of
                                                                             shareholders for resolutions of the Board of
                                                                             Management with regard to an important change
                                                                             in the identity or character of the company or
                                                                             the enterprise, including in any event:
                                                                             a.     the transfer of the enterprise or almost
                                                                                    the entire enterprise to a third party;
                                                                             b.     entry into or termination of any
                                                                                    long-term cooperation by the company or
                                                                                    a subsidiary of the company with another
                                                                                    legal entity company or partnership, or
                                                                                    as a fully liable partner in a limited
                                                                                    or general partnership, if such
                                                                                    cooperation or termination thereof is of
                                                                                    far-reaching significance to the company;
                                                                             c.     acquisition or disposal by the company,
                                                                                    or a subsidiary of the company, of a
                                                                                    participating interest in the capital of
                                                                                    a company with a value of at least
                                                                                    onethird of the amount of the assets as
                                                                                    shown on the balance sheet with
                                                                                    explanatory notes or, if the company
                                                                                    prepares a consolidated balance sheet,
                                                                                    as shown on the consolidated balance
                                                                                    sheet with explanatory notes according
                                                                                    to the most recently adopted annual
                                                                                    accounts of the company.
                                                                  17.5.      A lack of approval by the Supervisory Board,
                                                                             the priority respectively the general meeting
                                                                             of shareholders for a resolution referred to in
                                                                             this article shall neither affect the
                                                                             representative authority of the Board of
                                                                             Management nor the members of the Board of
                                                                             Management.
Board of Management; absence or prevention from acting.           Board of Management; absence or prevention from acting.
Article 18.                                                       Article 18.
In the event one or more members of the Board of                  In the event one or more members of the Board of
Management are prevented from acting or are failing, the          Management are prevented from acting or are failing, the
remaining members or the only remaining member shall be           remaining members or the only remaining member shall be
temporarily in charge of the management of the company. In        temporarily in charge of the management of the company. In
the event all members of the Board of Management are              the event all members of the Board of Management are
prevented from acting or are failing, the Supervisory             prevented from acting or are failing, the Supervisory
Board shall be temporarily in charge of the management of         Board shall be temporarily in charge of the management of
the company. In this event the Supervisory Board may              the company. In this event the Supervisory Board may
temporarily charge one or more persons, whether or not            temporarily charge one or more persons, whether or not
from among its members, with the management of the Company.       from among its members, with the management of the Company.
Board of Management; remuneration and indemnification.            Board of Management; remuneration and indemnification.
Article 19.                                                       Article 19.
19.1.      The policy regarding the remuneration of the           19.1.      The policy regarding the remuneration of the
           members of the Board of Management will be                        members of the Board of Management will be
           adopted by the general meeting of shareholders                    adopted by the general meeting of shareholders
           upon a proposal of the Supervisory Board.                         upon a proposal of the Supervisory Board.
                                                                             Simultaneously with its submission to the
                                                                             general meeting of shareholders, the proposal
                                                                             for the remuneration policy shall be presented
                                                                             in writing to the works council(s) designated
                                                                             by law.
19.2.      The remuneration of the members of the Board of        19.2.      The remuneration of the members of the Board of
           Management will, with due observance of the                       Management will, with due observance of the
           policy set out in paragraph 1, be determined by                   policy set out in paragraph 1, be determined by
           the Supervisory Board.                                            the Supervisory Board.
           The Supervisory Board will submit for approval                    The Supervisory Board will submit for approval
           by the general meeting of shareholders a                          by the general meeting of shareholders a
           proposal regarding the arrangements for the                       proposal regarding the arrangements for the
           remuneration in the form of shares or rights to                   remuneration in the form of shares or rights to
           acquire shares.                                                   acquire shares. The proposal shall at least set
                                                                             out the maximum number of shares or rights to
                                                                             subscribe for shares to be granted to the Board
                                                                             of Management and the applicable criteria for
                                                                             such grant or for any change thereto. A lack of
                                                                             approval by the general meeting of shareholders
                                                                             shall not affect the representative authority
                                                                             of the Supervisory Board.
19.3.      Current and former members of the Board of             19.3.      Current and former members of the Board of
           Management shall be reimbursed for:                               Management shall be reimbursed for:
           (i)    expenses in relation to conducting a                       (i)    expenses in relation to conducting a
                  defence against claims for damages or                             defence against claims for damages or
                  conducting a defence in other legal                               conducting a defence in other legal
                  proceedings; and                                                  proceedings; and
           (ii)   any damages they may be ordered to pay,                    (ii)   any damages they may be ordered to pay,
           incurred due to acts or omissions in the                          incurred due to acts or omissions in the
           performance of their tasks as member of the                       performance of their tasks as member of the
           Board of Management or another function they                      Board of Management or another function they
           fulfil at the request of the Company.                             fulfil at the request of the Company.
           The Company shall indemnify them against                          The Company shall indemnify them against
           financial losses that are a direct result of                      financial losses that are a direct result of
           the foregoing. No reimbursement will be awarded                   the foregoing. No reimbursement will be awarded
           and no indemnification will be granted to the                     and no indemnification will be granted to the
           party concerned in case and to the extent that                    party concerned in case and to the extent that
           a court in the Netherlands irrevocably has                        a court in the Netherlands irrevocably has
           established that the acts and omissions may be                    established that the acts and omissions may be
           characterised as being wilfully misconducted or                   characterised as being wilfully misconducted or
           intentionally reckless, including seriously                       intentionally reckless, including seriously
           imputable, unless this would be in view of all                    imputable, unless this would be in view of all
           circumstances of the case contrary to the                         circumstances of the case contrary to the
           reasonableness and fairness (redelijkheid en                      reasonableness and fairness (redelijkheid en
           billijkheid). In addition, no reimbursement                       billijkheid). In addition, no reimbursement
           will be given to the extent that the financial                    will be given to the extent that the financial
           losses are covered by an insurance and the                        losses are covered by an insurance and the
           insurer has settled the financial losses. On                      insurer has settled the financial losses. On
           behalf of the party concerned the Company may                     behalf of the party concerned the Company may
           take out insurance against liability. By means                    take out insurance against liability. By means
           of a written agreement the Supervisory Board                      of a written agreement the Supervisory Board
           may further implement the foregoing.                              may further implement the foregoing.
Supervisory board, supervision on the Board of Management.        Supervisory board, supervision on the Board of Management.
Article 20.                                                       Article 20.
20.1.      The Supervisory Board is charged with the              20.1       The Supervisory Board is charged with the
           supervision of the policies of the Board of                       supervision of the policies of the Board of
           Management and the general course of affairs in                   Management and the general course of affairs in
           the Company and its affiliated enterprise. The                    the Company and its affiliated enterprise. The
           Supervisory Board shall support the Board of                      Supervisory Board shall support the Board of
           Management with its advice.                                       Management with its advice.
20.2.      The Board of Management shall provide the
           Supervisory Board in time with the information         20.2.      The Board of Management shall provide the
           it needs to carry out its duties. At least once                   Supervisory Board in time with the information
           per year, the Board of Management shall inform                    it needs to carry out its duties. At least once
           the Supervisory Board in writing in respect of                    per year, the Board of Management shall inform
           the principles of the strategic policy, the                       the Supervisory Board in writing in respect of
           general and financial risks and the management                    the principles of the strategic policy, the
           and control system of the Company.                                general and financial risks and the management
           The Board of Management shall at that time                        and control system of the Company.
           submit to the approval of the Supervisory Board:                  The Board of Management shall at that time
           a.     the operational and financial objectives                   submit to the approval of the Supervisory Board:
                  of the Company;                                            a.     the operational and financial objectives
           b.     the strategy designed to achieve the                              of the Company;
                  objectives; and                                            b.     the strategy designed to achieve the
           c.     the parameters to be applied in relation                          objectives; and
                  to the strategy, for example in respect                    c.     the parameters to be applied in relation
                  of the financial ratios.                                          to the strategy, for example in respect
20.3.      The Supervisory Board shall prepare a profile                            of the financial ratios.
           for its size and composition, taking into              20.3.      The Supervisory Board shall prepare a profile
           consideration the nature of the business, its                     for its size and composition, taking into
           activities and the desired expertise and                          consideration the nature of the business, its
           background of the Supervisory Board members.                      activities and the desired expertise and
           background of the Supervisory Board members.
           The Supervisory Board shall discus the profile
           and any change thereto in the general meeting
           of shareholders and with the works council as
           referred to in section 2:158, paragraph 11,
           Civil Code, hereinafter referred to as: the
           works council.
Supervisory Board; appointment.                                   Supervisory Board; appointment.
Article 21.                                                       Article 21.
 21.1.     The Supervisory Board shall consist of at least        21.1.      The Supervisory Board shall consist of at least
           three members or any larger number of members                     three members or any larger number of members
           as determined by the Supervisory Board. The                       as determined by the Supervisory Board. The
           Supervisory Board shall appoint one of its                        Supervisory Board shall appoint one of its
           members as its Chairman.                                          members as its Chairman.
 21.2.     The members of the Supervisory Board shall be          21.2.      The members of the Supervisory Board shall be
           appointed by the Supervisory Board. In the                        appointed by the general meeting of
           absence of all members of the Supervisory                         shareholders on the basis of the Supervisory
           Board, the members of the Supervisory Board                       Board's nomination; in the event referred to in
           shall be appointed by the general meeting of                      the last sentence of paragraph 7 of this
           shareholders, with due observance of the                          article the appointment shall be made by the
           provisions of the law. The large company regime                   Supervisory Board.
           applies to the Supervisory Board and the                          The Supervisory Board shall inform the general
           appointment, removal and suspension of the                        meeting of shareholders and the works council
           members of the Supervisory Board.                                 simultaneously of its nomination.
 21.3.     The general meeting of shareholders, the works         21.3.      The general meeting of shareholders and the
           council and the Board of Management may                           works council may recommend persons to the
           recommend persons to the Supervisory Board for                    Supervisory Board for appointment as a member
           appointment as a member of the Supervisory                        of the Supervisory Board. The Supervisory Board
           Board. The Supervisory Board shall promptly                       shall promptly inform them when, as a result of
           inform them when and as a result of which                         which event and according to which profile, a
           event, a vacancy in the Supervisory Board must                    vacancy in the Supervisory Board must be
           be filled.                                                        filled. In the event the vacancy requires the
21.4.      The Supervisory Board shall notify the general                    strengthened right of recommendation as
           meeting of shareholders and the works council                     referred to in paragraph 5 of this article, the
           of the name of the person it intends to                           Supervisory Board shall include this fact in
           appoint. In such notification information shall                   its information.
           also be given in respect of the age, the               21.4.      Together with a recommendation or nomination
           profession, the number of shares held by him in                   for the appointment of a member of the
           the share capital of the Company and the                          Supervisory Board the following information
           positions he holds or has held insofar as of                      shall be given in respect of the candidate: his
           importance with respect to the fulfillment of                     age, profession, the number of shares held by
           the duties of a member of the Supervisory                         him in the share capital of the Company and the
           Board, as well as for which companies he                          positions he holds or has held insofar as of
           already serves as a member of the supervisory                     importance with respect to the fulfillment of
           board; in the event this includes legal                           the duties of a member of the Supervisory
           entities that belong to the same group it shall                   Board. In addition, reference shall be made as
           be sufficient to mention such group. In the                       for which companies he already serves as a
           notification the reasons for the proposed                         member of the supervisory board; in the event
           appointment shall be mentioned.                                   this includes legal entities that belong to the
21.5.      The Supervisory Board shall appoint the person                    same group it may be sufficient to mention such
           referred to in the preceding paragraph, unless                    the appointment or re-appointment of a member
           the general meeting of shareholders or the                        of the Supervisory Board shall specify the
           works council opposes the intended appointment                    reasons for that recommendation or nomination.
           on the basis that the provisions of paragraph                     In the case of a re-appointment the manner in
           3, second full sentence or paragraph 4 have not                   which the candidate has performed his tasks as
           been properly observed, or on the basis that it                   a member of the Supervisory Board shall be
           is expected that the person proposed for                          taken into account.
           appointment will be unsuitable for the                 21.5.      With regard to one third of the number of
           performance of his duties as a member of the                      group. The recommendation and nomination for
           Supervisory Board or that the Supervisory Board                   members of the Supervisory Board, the
           at the moment of appointment pursuant to the                      Supervisory Board shall place a person
           proposal will not be properly constituted. The                    recommended by the works council on the
           resolution of the general meeting of                              nomination, unless the Supervisory Board
           shareholders to make an objection known must be                   objects to the recommendation on the grounds
           adopted at the first meeting following the                        that the person recommended is expected to be
           receipt of the notification; such meeting shall                   unsuitable for the fulfilment of the duties of
           not be held until fourteen days after the                         members of the Supervisory Board or that the
           receipt of the notification. The works council                    Supervisory Board will not be suitably composed
           must adopt the resolution to make an objection                    when the appointment is made as recommended. If
           known within two months after the notification.                   the number of members of the Supervisory Board
           The objection must be announced to the                            cannot be divided by three, the nearest lower
           Supervisory Board together with the reasons                       number that can be divided by three will be the
           therefor.                                                         basis for determining the number of members to
21.6.      Notwithstanding the objection of the general                      which this strengthened right of recommendation
           meeting of shareholders or of the works council                   applies.
           the appointment can be made in accordance with         21.6.      If the Supervisory Board raises an objection
           the intention of the Supervisory Board, if the                    against a person recommended by the works
           Enterprises Chamber of the Court of Justice in                    council it will inform the works council of
           Amsterdam -, hereinafter: the Enterprises                         that objection and the reasons for it. The
           Chamber -, at the request of the Supervisory                      Supervisory Board shall institute consultations
           Board, decides that the objections are                            with the works council without delay with a
           unfounded.                                                        view to reaching an agreement on the
21.7.      The Enterprises Chamber will only adopt a                         nomination. If the Supervisory Board determines
           resolution to that effect, after the                              that no agreement can be reached, a
           Supervisory Board and representatives                             representative of the Supervisory Board
           designated by the general meeting of                              designated for that purpose shall apply to the
           shareholders and the works council have been                      Enterprise Division of the Amsterdam Court of
           given the opportunity to be heard in connection                   Appeal to uphold the objection. The application
           with the request. No further appeal is possible                   my not be filed until four weeks have lapsed
           against the decision of the Enterprises Chamber.                  since the consultations with the works council
21.8.      For the application of the provisions of this                     commenced. The Supervisory Board shall place
           article, the works council shall be deemed to                     the person recommended on the nomination if the
           include the works council of the enterprise of                    Enterprise Division declares the objection
           the Company or the works council of the                           unfounded. If the Enterprise Division upholds
           enterprise of a dependent company. In the event                   the objection, the works council may make a new
           that there is more than one works council,                        recommendation in accordance with the
           these councils shall have equal powers. If a                      provisions of paragraph 5.
           central works council has been instituted for          21.7.      The general meeting may reject the nomination
           the enterprise or enterprises concerned, the                      with an absolute majority of the votes cast,
           powers of the works council pursuant to this                      representing at least one third of the issued
           article shall be vested in the central works                      capital. The provisions of section 2:158,
           council. No decision shall be taken by the                        paragraph 9, Civil Code shall apply to the
           works council under this article, before the                      convening of a new general meeting of
           Company and the works council have conferred on                   shareholders to appoint the nominated person.
           the matter concerned at least once.
           If the nomination is rejected the Supervisory
           Board shall draw up a new nomination.
           Paragraphs 3 up to and including 6 of this
           article shall apply. If the general meeting of
           sharesholders does not appoint the person
           nominated and does not resolve to reject the
           nomination, the Supervisory Board shall appoint
           the person nominated.
Supervisory Board; absence of all members.                        Supervisory Board; absence of all members.
Article 22.                                                       Article 22.
If the number of members of the Supervisory Board has             22.1.      If the number of members of the Supervisory
fallen below three, the powers of the Supervisory Board                      Board has fallen below three, the powers of the
shall remain unaffected. In such case the necessary                          Supervisory Board shall remain unaffected. In
measures to increase the number of members shall be taken                    such case the necessary measures to increase
forthwith                                                                    the number of members shall be taken forthwith.
                                                                  22.2.      If there are no members of the Supervisory
                                                                             Board, other than as a consequence of article
                                                                             24, the general meeting of shareholders shall
                                                                             make the appointment.
                                                                  22.3.      The works council may recommend persons for
                                                                             appointment as member(s) of the Supervisory
..                                                                            Board. The person convening the general meeting
                                                                             of shareholders shall in due time inform the
                                                                             works council that the subject of the
                                                                             appointment of member(s) of the Supervisory
                                                                             Board will be considered at the general meeting
                                                                             of shareholders, specifying whether the
                                                                             appointment is taking place in accordance with
                                                                             the works council's right of recommendation
                                                                             pursuant to article 21 paragraph 5.
                                                                  22.4.      Article 21, paragraphs 5 and 6, shall apply
                                                                             mutatis mutandis.
Supervisory Board; resignation.                                   Supervisory Board; resignation.
Article 23.                                                       Article 23.
23.1.      The position of a member of the Supervisory            23.1. The position of a member of the Supervisory
           Board may not be held by:                                    Board may not be held by:
           a.     persons employed by the Company;                      a.     persons employed by the Company;
           b.     persons employed by a dependent company;              b.     persons employed by a dependent company;
           c.     members of the Board of Management and                c.     members of the Board of Management and
                  persons employed by an employees'                            persons employed by an employees'
                  organization customarily involved in the                     organization customarily involved in the
                  establishment of the terms of employment                     establishment of the terms of employment
                  of the persons referred to under a.                          of the persons referred to under a. and b.
                  and b.                                          23.2.      A member of the Supervisory Board shall be
23.2.      A member of the Supervisory Board shall be                        appointed for a maximum period of four years,
           appointed for a maximum period of four years,                     provided however that unless such member of the
           provided however that unless such member of the                   Supervisory Board has resigned at an earlier
           Supervisory Board has resigned at an earlier                      date, his term of office shall lapse on the day
           date, his term of office shall lapse on the day                   of the general meeting of shareholders, to be
           of the general meeting of shareholders, to be                     held in the fourth year after the year of his
           held in the fourth year after the year of his                     appointment. A member of the Supervisory Board
           appointment. A member of the Supervisory Board                    may be re-appointed with due observance of the
           may be re-appointed with due observance of the                    preceding sentence. A member of the Supervisory
           preceding sentence. A member of the Supervisory                   Board, appointed to fulfil an interim vacancy,
           Board, appointed to fulfil an interim vacancy,                    shall - as far as it concerns the moment of
           shall - as far as it concerns the moment of                       retirement - take the place of his predecessor,
           retirement - take the place of his predecessor,                   unless the Supervisory Board provides otherwise
           unless the Supervisory Board provides otherwise                   at the moment of his appointment.
           at the moment of his appointment.                      23.3.      The Supervisory Board establishes a rotation
23.3.      The Supervisory Board establishes a rotation                      schedule.
           schedule.                                              23.4.      Upon application, the Enterprise Division of
23.4.      A member of the Supervisory Board may be                          the Amsterdam Court of Appeal may remove a
           suspended by the Supervisory Board; such                          member of the Supervisory Board for dereliction
           suspension shall lapse by operation of law if                     of his duties, for other important reasons or
           the Company has not requested the Enterprises                     on account of any far-reaching change of
           Chamber for the removal of such member as                         circumstances as a result of which the company
           referred to in section 2:161, subsection 2,                       cannot reasonably be required to maintain him
           Civil Code, within one month of the beginning                     as a member of the Supervisory Board. The
           of the suspension.                                                application can be made by the company,
                                                                             represented for this purpose by the Supervisory
                                                                             Board, and by a designated representative of
                                                                             the general meeting of shareholders or the
                                                                             works council.
                                                                  23.5.      A member of the Supervisory Board may be
                                                                             suspended by the Supervisory Board; such
                                                                             suspension shall lapse by operation of law if
                                                                             the Company has not requested the Enterprises
                                                                             Chamber for the removal of such member as
                                                                             referred to in section 2:161, subsection 2,
                                                                             Civil Code, within one month of the beginning
                                                                             of the suspension.
                                                                  Withdrawal of confidence in the Supervisory Board.
                                                                  Article 24.
                                                                  24.1.      The general meeting of shareholders may
                                                                             withdraw its confidence in the Supervisory
                                                                             Board by an absolute majority of votes cast,
                                                                             representing at least one third of the issued
                                                                             share capital.
                                                                             If less than one third of the issued share
                                                                             capital is represented at the meeting, no new
                                                                             meeting may be convened.
                                                                             The resolution to withdraw confidence in the
                                                                             Supervisory Board shall specify the reasons for
                                                                             the resolution. The resolution may not be
                                                                             passed with regard to members of the
                                                                             Supervisory Board appointed by the Enterprise
                                                                             Division in accordance with paragraph 3 of this
                                                                             article.
                                                                  24.2.      A resolution as referred to in paragraph 1
                                                                             shall not be passed until the Board of
                                                                             Management has notified the works council of
                                                                             the proposed resolution and the reasons for it.
                                                                             The notification shall take place at least
                                                                             thirty days before the general meeting of
                                                                             shareholders at which the proposal is to be
                                                                             dealt with. If the works council determines a
                                                                             view on the proposal, the Board of Management
                                                                             shall inform the Supervisory Board and the
                                                                             general meeting of shareholders of that view.
                                                                             The works council may arrange for its view to
                                                                             be explained at the general meeting.
                                                                  24.3.      The resolution referred to in paragraph 1 shall
                                                                             result in the immediate dismissal of the
                                                                             members of the Supervisory Board. On passing
                                                                             the resolution, the Board of Management shall
                                                                             apply without delay to the Enterprise Division
                                                                             of the Amsterdam Court of Appeal to appoint one
                                                                             or more members of the Supervisory Board on a
                                                                             temporary basis. The Enterprise Division shall
                                                                             provide for the effects of the appointment.
                                                                  24.4.      The Supervisory Board shall use its best
                                                                             efforts to ensure that a new Supervisory Board
                                                                             is composed within the period set by the
                                                                             Enterprise Division and in accordance with
                                                                             article 21.
Supervisory Board; meetings and decision proces.                  Supervisory Board; meetings and decision proces.
Article 24.                                                       Article 25.
24.1.      The Supervisory Board may adopt its resolutions        25.1.      The Supervisory Board may adopt its resolutions
           by an absolute majority of the votes cast at a                    by an absolute majority of the votes cast at a
           meeting at which at least one half of its                         meeting at which at least one half of its
           members is present. The Supervisory Board may                     members is present. The Supervisory Board may
           adopt its resolutions in writing provided that                    adopt its resolutions in writing provided that
           the proposal has been sent to all members and                     the proposal has been sent to all members and
           no member has opposed to this method of                           no member has opposed to this method of
           adopting a resolution and provided that more                      adopting a resolution and provided that more
           than half of the members will cast its votes in                   than half of the members will cast its votes in
           favour of the proposal.                                           favour of the proposal.
24.2.      Minutes shall be kept of the proceedings at the        25.2.      Minutes shall be kept of the proceedings at the
           meetings of the Supervisory Board, which in any                   meetings of the Supervisory Board, which in any
           case shall include the resolutions adopted by                     case shall include the resolutions adopted by
           the meeting. In the event that the resolutions                    the meeting. In the event that the resolutions
           have been adopted outside a meeting, as                           have been adopted outside a meeting, as
           referred to in the preceding paragraph, the                       referred to in the preceding paragraph, the
           resolutions so adopted shall be recorded in                       resolutions so adopted shall be recorded in
           writing. Such record shall be signed by the                       writing. Such record shall be signed by the
           Chairman.                                                         Chairman.
24.3.      A statement signed by two members of the               25.3.      A statement signed by two members of the
           Supervisory Board to the effect that the                          Supervisory Board to the effect that the
           Supervisory Board has adopted a particular                        Supervisory Board has adopted a particular
           resolution shall constitute evidence of such a                    resolution shall constitute evidence of such a
           resolution vis-a-vis third parties.                               resolution vis-a-vis third parties.
24.4.      The members of the Board of Management shall,          25.4.      The members of the Board of Management shall,
           if so invited by the Supervisory Board, attend                    if so invited by the Supervisory Board, attend
           the meetings of the Supervisory Board.                            the meetings of the Supervisory Board.
24.5.      The Supervisory Board adopts internal rules and        25.5.      The Supervisory Board adopts internal rules and
           regulations.                                                      regulations.
Supervisory Board; remuneration and indemnification.              Supervisory Board; remuneration and indemnification.
Article 25.                                                       Article 26.
25.1.      Upon the proposal of the Supervisory Board, the        26.1.      Upon the proposal of the Supervisory Board, the
           general meeting of shareholders shall determine                   general meeting of shareholders shall determine
           the remuneration of the members of the                            the remuneration of the members of the
           Supervisory Board, which shall consist of a                       Supervisory Board, which shall consist of a
           fixed yearly amount. A member of the                              fixed yearly amount. A member of the
           Supervisory Board shall not be granted any                        Supervisory Board shall not be granted any
           shares and/or rights to acquire shares by way                     shares and/or rights to acquire shares by way
           of remuneration.                                                  of remuneration.
25.2.      The Supervisory Board may grant an additional          26.2.      The Supervisory Board may grant an additional
           remuneration to be borne by the Company to its                    remuneration to be borne by the Company to its
           Chairman or to members who pursuant to a                          Chairman or to members who pursuant to a
           resolution of the Supervisory Board have been                     resolution of the Supervisory Board have been
           designated to perform certain functions or                        designated to perform certain functions or
           activities of the Supervisory Board.                              activities of the Supervisory Board.
25.3.      Current and former members of the Supervisory          26.3.      Current and former members of the Supervisory
           Board shall be reimbursed for:                                    Board shall be reimbursed for:
           (i)    expenses in relation to conducting a                       (i)    expenses in relation to conducting a
                  defence against claims for damages or                             defence against claims for damages or
                  conducting a defence in other legal                               conducting a defence in other legal
                  proceedings; and                                                  proceedings; and
           (ii)   any damages they may be ordered to pay,                    (ii)   any damages they may be ordered to pay,
           incurred due to acts or omissions in the                                 incurred due to acts or omissions in the
           performance of their tasks as member of the                              performance of their tasks as member of the
           Supervisory Board or another function they                               Supervisory Board or another function they
           fulfil at the request of the Company.                                    fulfil at the request of the Company.
           The Company shall indemnify them against                                 The Company shall indemnify them against
           financial losses that are a direct result of                             financial losses that are a direct result of
           the foregoing. No reimbursement will be awarded                          the foregoing. No reimbursement will be awarded
           and no indemnification will be granted to the                            and no indemnification will be granted to the
           party concerned in case and to the extent that                           party concerned in case and to the extent that
           a court in the Netherlands irrevocably has                               a court in the Netherlands irrevocably has
           established that the acts and omissions may be                           established that the acts and omissions may be
           characterised as being wilfully misconducted or                          characterised as being wilfully misconducted or
           intentionally reckless, including seriously                              intentionally reckless, including seriously
           imputable, unless this would be in view of all                           imputable, unless this would be in view of all
           circumstances of the case contrary to the                                circumstances of the case contrary to the
           reasonableness and fairness (redelijkheid en                             reasonableness and fairness (redelijkheid en
           billijkheid). In addition, no reimbursement                              billijkheid). In addition, no reimbursement
           will be given to the extent that the financial                           will be given to the extent that the financial
           losses are covered by an insurance and the                               losses are covered by an insurance and the
           insurer has settled the financial losses. On                             insurer has settled the financial losses. On
           behalf of the party concerned the Company may                            behalf of the party concerned the Company may
           take out insurance against liability. By means                           take out insurance against liability. By means
           of a written agreement the Board of Management                           of a written agreement the Board of Management
           may further implement the foregoing.                                     may further implement the foregoing.
General meetings of shareholders; general.                        General meetings of shareholders; general.
Article 26.                                                       Article 27.
26.1.      The ordinary general meeting of shareholders           27.1.      The ordinary general meeting of shareholders
           shall be held each year within six months after                   shall be held each year within six months after
           the end of the financial year.                                    the end of the financial year.
26.2.      The agenda of this general meeting shall at            27.2.      The agenda of this general meeting shall at
           least contain the following subjects:                             least contain the following subjects:
           a.     the written report of the Board of                         a.     the written report of the Board of
                  Management containing the course of                               Management containing the course of
                  affairs in the Company and the conduct                            affairs in the Company and the conduct
                  of the management during the past                                 of the management during the past
                  financial year;                                                   financial year;
           b.     the approval of the annual accounts;                       b.     the adoption of the annual accounts;
           c.     discussion regarding the Company's                         c.     discussion regarding the Company's
                  reserves and dividend policy and                                  reserves and dividend policy and
                  justification thereof by the Board of                             justification thereof by the Board of
                  Management;                                                       Management;
           d.     if applicable, the proposal to pay a                       d.     if applicable, the proposal to pay a
                  dividend;                                                         dividend;
           e.     the discharge of the members of the                        e.     the discharge of the members of the
                  Board of Management in respect of its                             Board of Management in respect of its
                  management during the previous financial                          management during the previous financial
                  year;                                                             year;
           f.     the discharge of the members of the                        f.     the discharge of the members of the
                  Supervisory Board in respect of its                               Supervisory Board in respect of its
                  supervision during the previous                                   supervision during the previous
                  financial year ;                                                  financial year ;
           g.     each substantial change in the corporate                   g.     each substantial change in the corporate
                  governance structure of the Company; and                          governance structure of the Company; and
           h.     proposals placed on the agenda by the                      h.     proposals placed on the agenda by the
                  Supervisory Board, the meeting of                                 Supervisory Board, the meeting of
                  holders of priority shares, the Board of                          holders of priority shares, the Board of
                  Management or shareholders submitted                              Management or shareholders submitted
                  accordance with the provisions of these                           accordance with the provisions of these
                  articles of association shall be                                  articles of association shall be
                  discussed and resolved upon.                                      discussed and resolved upon.
           The provisions under a., b. , c., d., e., f.                      The provisions under a., b. , c., d., e., f.
           and g. do not obstruct the possibility of the                     and g. do not obstruct the possibility of the
           general meeting of shareholders to resolve, on                    general meeting of shareholders to resolve, on
           the basis of special circumstances, to extend                     the basis of special circumstances, to extend
           the period for preparing the annual accounts                      the period for preparing the annual accounts
           and the annual report and associated documents                    and the annual report and associated documents
           and for submitting them to the general meeting                    and for submitting them to the general meeting
           of shareholders, up to a maximum of six                           of shareholders, up to a maximum of six
           additional months.                                                additional months.
Extraordinary general meeting of shareholders.                    Extraordinary general meeting of shareholders.
Article 27.                                                       Article 28.
27.1.      Extraordinary general meetings of shareholders         28.1.      Extraordinary general meetings of shareholders
           shall be held as often as is deemed necessary                     shall be held as often as is deemed necessary
           by the Board of Management or the Supervisory                     by the Board of Management or the Supervisory
           Board, and must be held if the meeting of                         Board, and must be held if the meeting of
           holders of priority shares or one or more                         holders of priority shares or one or more
           shareholders and others entitled to attend the                    shareholders and others entitled to attend the
           meetings jointly representing at least                            meetings jointly representing at least
           one-tenth of the issued share capital make a                      one-tenth of the issued share capital make a
           written request to that effect to the Board of                    written request to that effect to the Board of
           Management and the Supervisory Board,                             Management and the Supervisory Board,
           specifying in detail the items to be discussed.                   specifying in detail the items to be discussed.
27.2.      If the Board of Management fails to comply with        28.2.      If the Board of Management fails to comply with
           a request as referred to in the preceding                         a request as referred to in the preceding
           paragraph in such a manner that the general                       paragraph in such a manner that the general
           meeting of shareholders can be held within six                    meeting of shareholders can be held within six
           weeks after the request, the persons making the                   weeks after the request, the persons making the
           request may be authorized by the President of                     request may be authorized by the President of
           the Court in 's-Hertogenbosch to convene the                      the Court in 's-Hertogenbosch to convene the
           meeting themselves.                                               meeting themselves.
General meeting of shareholders; place and convocation.           General meeting of shareholders; place and convocation.
Article 28.                                                       Article 29.
28.1.      The general meetings of shareholders shall be          29.1.      The general meetings of shareholders shall be
           held, at the option of the Board of Management,                   held, at the option of the Board of Management,
           in Veldhoven, in Eindhoven, in Amsterdam or in                    in Veldhoven, in Eindhoven, in Amsterdam or in
           The Hague; the convocation shall inform the                       The Hague; the convocation shall inform the
           shareholders and others entitled to attend the                    shareholders and others entitled to attend the
           meetings accordingly.                                             meetings accordingly.
28.2.      The convocation to the general meeting of              29.2.      The convocation to the general meeting of
           shareholders shall be published in the form of                    shareholders shall be published in the form of
           an advertisement which shall be placed in at                      an advertisement which shall be placed in at
           least one national daily Dutch newspaper and -                    least one national daily Dutch newspaper and -
           in the event of a listing as referred to in                       in the event of a listing as referred to in
           article 10, paragraph 11- in the Daily Official                   article 10, paragraph 11- in the Daily Official
           List of Euronext Amsterdam N.V. In addition,                      List of Euronext Amsterdam N.V. In addition,
           holders of registered shares of type II can be                    holders of registered shares of type II can be
           called to the meeting by letter.                                  General meeting of shareholders; place and convocation.
28.3.      The convocation shall be issued by the Board of                   Article 28. called to the meeting by letter.
           Management or by those persons statutory               29.3.      The convocation shall be issued by the Board of
           entitled thereto.                                                 Management or by those persons statutory
                                                                             entitled thereto.
General meeting of shareholders; convocation and agenda.          General meeting of shareholders; convocation and agenda.
Article 29.                                                       Article 30.
29.1.      The convocation referred to in the preceding           30.1.      The convocation referred to in the preceding
           article shall take place no later than on the                     article shall take place no later than on the
           fifteenth day prior to the day of the meeting.                    fifteenth day prior to the day of the meeting.
29.2.      Without prejudice to the other provisions of           30.2.      Without prejudice to the other provisions of
           these articles of association, the agenda shall                   these articles of association, the agenda shall
           include such items as have been included                          include such items as have been included
           therein by the Board of Management, the                           therein by the Board of Management, the
           Supervisory Board or the meeting of holders of                    Supervisory Board or the meeting of holders of
           priority shares; furthermore the agenda shall                     priority shares; furthermore the agenda shall
           include such items as one or more shareholders                    include such items as one or more shareholders
           and others entitled to attend the meetings,                       and others entitled to attend the meetings,
           representing at least one-tenth of the issued                     representing at least one-hundredth of the
           share capital, have requested the Board of                        issued share capital or representing a value of
           Management to include in the agenda, at least                     at least fifty million euro (EUR 50,000,000),
           four weeks before the day of convocation.                         have requested the Board of Management to
           No resolutions shall be adopted on items other                    include in the agenda, at least sixty days
           than those which have been included in the                        before the day of the convocation. The Board of
           agenda.                                                           Management may decide not to place itmes so
           The Board of Management and the Supervisory                       requested on the agenda, in the event the Board
           Board shall inform the shareholders by means of                   of Management is of the opinion that doing so
           explanatory notes to the agenda of all facts                      would be detrimental to vital interests of the
           and circumstances relevant to the proposals on                    company. No resolutions shall be adopted on
           the agenda. These explanatory notes to the                        items other than those which have been included
           agenda shall be published on the website of the                   in the agenda.
           Company.                                                          The Board of Management and the Supervisory
29.3.      Without prejudice to the provisions regarding                     Board shall inform the shareholders by means of
           the reduction of share capital and the                            explanatory notes to the agenda of all facts
           amendment of the articles of association, the                     and circumstances relevant to the proposals on
           convocation shall either mention the items to                     the agenda. These explanatory notes to the
           be discussed or state that the shareholders and                   agenda shall be published on the website of the
           others entitled to attend the meetings can                        Company.
           inform themselves on the items to be discussed         30.3.      Without prejudice to the provisions regarding
           at the office of the Company and that copies                      the reduction of share capital and the
           thereof are obtainable free of charge at such                     amendment of the articles of association, the
           places as are specified in the convocation.                       convocation shall either mention the items to
                                                                             be discussed or state that the shareholders and
                                                                             others entitled to attend the meetings can
                                                                             inform themselves on the items to be discussed
                                                                             at the office of the Company and that copies
                                                                             thereof are obtainable free of charge at such
                                                                             places as are specified in the convocation.
General meeting of shareholders; meeting order and                General meeting of shareholders; meeting order and
reporting.                                                        reporting.
Article 30.                                                       Article 31.
30.1.      The general meetings of shareholders shall be          31.1.      The general meetings of shareholders shall be
           presided over by the Chairman of the                              presided over by the Chairman of the
           Supervisory Board or by any other person                          Supervisory Board or by any other person
           designated by the Supervisory Board.                              designated by the Supervisory Board.
30.2.      A certificate signed by the chairman confirming        31.2.      A certificate signed by the chairman confirming
           that the general meeting of shareholders has                      that the general meeting of shareholders has
           adopted a particular resolution, shall                            adopted a particular resolution, shall
           constitute evidence of such resolution                            constitute evidence of such resolution
           vis-a-vis third parties.                                          vis-a-vis third parties.
30.3.      Minutes shall be kept of the proceedings at            31.3.      Minutes shall be kept of the proceedings at
           each general meeting of shareholders, which                       each general meeting of shareholders, which
           minutes shall be signed by the Chairman and a                       minutes shall be signed by the Chairman and a
           person designated by him immediately after the                    person designated by him immediately after the
           meeting has been opened.                                          meeting has been opened.
30.4.      The minutes of the general meeting of                  31.4.      The minutes of the general meeting of
           shareholders shall be made available, on                          shareholders shall be made available, on
           request, to shareholders no later than three                      request, to shareholders no later than three
           months after the end of the meeting, after                        months after the end of the meeting, after
           which the shareholders shall have the                             which the shareholders shall have the
           opportunity to react to the minutes in the                        opportunity to react to the minutes in the
           following three months. The minutes shall then                    following three months. The minutes shall then
           be adopted and signed by the chairman and the                     be adopted and signed by the chairman and the
           person designated pursuant to paragraph 3.                        person designated pursuant to paragraph 3.
30.5.      In the event that a notarial record is prepared        31.5.      In the event that a notarial record is prepared
           of the proceedings at the meeting, the                            of the proceedings at the meeting, the
           provisions of paragraphs 3 and 4 are not                          provisions of paragraphs 3 and 4 are not
           applicable and co-signing of the Chairman is                      applicable and co-signing of the Chairman is
           sufficient.                                                       sufficient.
General meeting of shareholders; record date.                     General meeting of shareholders; record date.
Article 31.                                                       Article 32.
31.1.      All holders of shares and others entitled to           32.1.      All holders of shares and others entitled to
           attend meetings are authorized to attend the                      attend meetings are authorized to attend the
           general meeting of shareholders, to address the                   general meeting of shareholders, to address the
           meeting and, in so far as they have such a                        meeting and, in so far as they have such a
           right, to vote.                                                   right, to vote.
31.2.      The general meeting of shareholders may adopt          32.2.      The general meeting of shareholders may adopt
           rules and regulations to restrict the time to                     rules and regulations to restrict the time to
           speak. To the extent the rules and regulations                    speak. To the extent the rules and regulations
           do not apply, the Chairman may restrict the                       do not apply, the Chairman may restrict the
           time to speak if he considers this to be                          time to speak if he considers this to be
           desirable in view of the orderly conduct of the                   desirable in view of the orderly conduct of the
           meeting.                                                          meeting.
31.3.      The Board of Management may determine that             32.3.      The Board of Management may determine that
           paragraph 1 will be applicable to those who (i)                   paragraph 1 will be applicable to those who (i)
           are a shareholder as per a certain date,                          are a shareholder as per a certain date,
           determined by the Board of Management, such                       determined by the Board of Management, such
           date hereinafter referred to as: the "record                      date hereinafter referred to as: the "record
           date", and (ii) who are as such registered in a                   date", and (ii) who are as such registered in a
           register (or one or more parts thereof)                           register (or one or more parts thereof)
           designated thereto by the Board of Management,                    designated thereto by the Board of Management,
           hereinafter referred to as: the "register", in                    hereinafter referred to as: the "register", in
           as far as (iii) at the request of the                             as far as (iii) at the request of the
           applicant, the holder of the register has given                   applicant, the holder of the register has given
           notice in writing to the Company prior to the                     notice in writing to the Company prior to the
           general meeting, that the shareholder mentioned                   general meeting, that the shareholder mentioned
           in this paragraph has the intention to attend                     in this paragraph has the intention to attend
           the general meeting, regardless who will be                       the general meeting, regardless who will be
           shareholder at the time of the general meeting.                   shareholder at the time of the general meeting.
           The notice will contain the name and the number                   The notice will contain the name and the number
           of shares the shareholder will represent in the                   of shares the shareholder will represent in the
           general meeting. The provision above under                        general meeting. The provision above under
           (iii) about the notice to the Company also                        (iii) about the notice to the Company also
           applies to the proxy holder of a shareholder,                     applies to the proxy holder of a shareholder,
           who has a written proxy.                                          who has a written proxy.
31.4.      The in paragraph 3 mentioned record date and           32.4.      The in paragraph 3 mentioned record date and
           the date mentioned in that paragraph on which                     the date mentioned in that paragraph on which
           the notice of the intention to attend the                         the notice of the intention to attend the
           general meeting has to be given at the latest,                    general meeting has to be given at the latest,
           can not be determined earlier than on a certain                   can not be determined earlier than on a certain
           time on the seventh day and not later than on                     time on the seventh day and not later than on
           the third day, prior to the date of the general                   the third day, prior to the date of the general
           meeting. The convocation of the general meeting                   meeting. The convocation of the general meeting
           will contain those times, the place of meeting                    will contain those times, the place of meeting
           and the proceedings for registration and                          and the proceedings for registration and
           notification.                                                     notification.
31.5.      In case the Board of Management does not               32.5.      In case the Board of Management does not
           exercise its right as determined in paragraph                     exercise its right as determined in paragraph 3,
           3, it shall be necessary for:                                     it shall be necessary for:
           a.     each holder of shares that are not part                    a.     each holder of shares that are not part
                  of a Joint Deposit, to notify the                                 of a Joint Deposit, to notify the
                  Company in writing of his intention to                            Company in writing of his intention to
                  do so no later than on the day and                                do so no later than on the day and
                  furthermore at the place mentioned in                             furthermore at the place mentioned in
                  the convocation, stating - insofar as it                          the convocation, stating - insofar as it
                  concerns shares of type II - the                                  concerns shares of type II - the
                  identifying number of the share                                   identifying number of the share
                  certificate. They may only exercise the                           certificate. They may only exercise the
                  said rights at the meeting for the                                said rights at the meeting for the
                  shares registered in their name both on                           shares registered in their name both on
                  the day referred to above and on the day                          the day referred to above and on the day
                  of the meeting;                                                   of the meeting;
           b.     any person who as a Participant within                     b.     any person who as a Participant within
                  the meaning of the Wge is entitled to a                           the meaning of the Wge is entitled to a
                  Joint Deposit, to submit, no later than                           Joint Deposit, to submit, no later than
                  on the day and furthermore at the place                           on the day and furthermore at the place
                  mentioned in the convocation, a written                           mentioned in the convocation, a written
                  declaration from the Affiliated                                   declaration from the Affiliated
                  Institution stating that the number of                            Institution stating that the number of
                  shares mentioned in the declaration form                          shares mentioned in the declaration form
                  part of a Joint Deposit and that the                              part of a Joint Deposit and that the
                  person mentioned in the declaration is                            person mentioned in the declaration is
                  Participant for the mentioned number of                           Participant for the mentioned number of
                  shares in the joint deposit and will                              shares in the joint deposit and will
                  remain so till at the end of the general                          remain so till at the end of the general
                  meeting of shareholders.                                          meeting of shareholders.
31.6.      The Company shall send a card of admission for         32.6.      The Company shall send a card of admission for
           the meeting to all shareholders who have                          the meeting to all shareholders who have
           notified the Company of their intention in                        notified the Company of their intention in
           accordance with the provisions of the preceding                   accordance with the provisions of the preceding
           paragraph.                                                        paragraph.
31.7.      The person who wishes to exercise the right to         32.7.      The person who wishes to exercise the right to
           vote and to attend the general meeting has to                     vote and to attend the general meeting has to
           sign the attendance list prior to the general                     sign the attendance list prior to the general
           meeting, as far as applicable stating the name                    meeting, as far as applicable stating the name
           (names) of the person(s) he is representing as                    (names) of the person(s) he is representing as
           proxy holder, the number of shares he is                          proxy holder, the number of shares he is
           representing and, as far as applicable, the                       representing and, as far as applicable, the
           number of votes he is able to cast.                               number of votes he is able to cast.
31.8.      In case the Board of Management exercises its          32.8.      In case the Board of Management exercises its
           right as determined in paragraph 3, those who                     right as determined in paragraph 3, those who
           have a written proxy shall give their proxy to                    have a written proxy shall give their proxy to
           the holder of the register prior to the                           the holder of the register prior to the
           notification described in paragraph 4. The                        notification described in paragraph 4. The
           holder of the register will send the proxies                      holder of the register will send the proxies
           together with the notification to the Company                     together with the notification to the Company
           as described in paragraph 3 sub (iii). The                        as described in paragraph 3 sub (iii). The
           Board of Management may resolve that the                          Board of Management may resolve that the
           proxies of holders of voting rights will be                       proxies of holders of voting rights will be
           attached to the attendance list. In case the                      attached to the attendance list. In case the
           Board of Management does not exercise its right                   Board of Management does not exercise its right
           as determined in paragraph 3, the written                         as determined in paragraph 3, the written
           proxies must be deposited ultimately on the day                   proxies must be deposited ultimately on the day
           mentioned in the convocation and at the office                    mentioned in the convocation and at the office
           of the Company.                                                   of the Company.
31.9.      The provisions of the preceding paragraphs             32.9.      The provisions of the preceding paragraphs
           shall apply correspondingly to holders of a                       shall apply correspondingly to holders of a
           right of usufruct or holders of a right of                        right of usufruct or holders of a right of
           pledge, who have the right to vote.                               pledge, who have the right to vote.
General meeting of shareholders; votes.                           General meeting of shareholders; votes.
Article 32.                                                       Article 33.
32.1.      Each share gives the right to cast one vote.           33.1.      Each share gives the right to cast one vote.
32.2.      Valid votes may be cast for shares held by a           33.2.      Valid votes may be cast for shares held by a
           person who, for another reason than in his                        person who, for another reason than in his
           capacity as shareholder of the Company, would                     capacity as shareholder of the Company, would
           have been granted any right vis-a-vis the                         have been granted any right vis-a-vis the
           Company pursuant to the resolution to be                          Company pursuant to the resolution to be
           adopted, or who would have been released from                     adopted, or who would have been released from
           any obligation vis-a-vis the Company as a                         any obligation vis-a-vis the Company as a
           result thereof.                                                   result thereof.
General meeting of shareholders; decision proces.                 General meeting of shareholders; decision proces.
Article 33.                                                       Article 34.
33.1.      Unless these articles of association provide           34.1.      Unless these articles of association provide
           for a larger majority, resolutions shall be                       for a larger majority, resolutions shall be
           adopted with an absolute majority of votes                        adopted with an absolute majority of votes
           cast. Blank votes and invalid votes shall not                     cast. Blank votes and invalid votes shall not
           be taken into account. The Chairman shall                         be taken into account. The Chairman shall
           decide on the method of voting and on the                         decide on the method of voting and on the
           possibility of voting by acclamation.                             possibility of voting by acclamation.
33.2.      In a vote concerning reappointments, further           34.2.      In a vote concerning reappointments, further
           votes shall, if necessary, be taken until one                     votes shall, if necessary, be taken until one
           of the nominees has obtained an absolute                          of the nominees has obtained an absolute
           majority. In a tie vote no resolution will have                   majority. In a tie vote no resolution will have
           been adopted. The second vote or votes may, at                    been adopted. The second vote or votes may, at
           the Chairman's discretion, be taken at a                          the Chairman's discretion, be taken at a
           subsequent meeting.                                               subsequent meeting.
33.3.      Except as provided in paragraph 2 above,in the         34.3.      Except as provided in paragraph 2 above,in the
           event of a tie vote the relevant proposal shall                   event of a tie vote the relevant proposal shall
           be deemed rejected.                                               be deemed rejected.
Meetings of holders of ordinary shares.                           Meetings of holders of ordinary shares.
Article 34.                                                       Article 35.
Separate meetings of holders of ordinary shares shall be          Separate meetings of holders of ordinary shares shall be
held whenever a resolution of the meeting of holders of           held whenever a resolution of the meeting of holders of
ordinary shares is necessary pursuant to the provisions of        ordinary shares is necessary pursuant to the provisions of
law and these articles of association. With respect to            law and these articles of association. With respect to
such meeting articles 27 to 33 inclusive shall apply              such meeting articles 28 to 34 inclusive shall apply
correspondingly.                                                  correspondingly.
Meetings of holders of priority shares.                           Meetings of holders of priority shares.
Article 35.                                                       Article 36.
35.1.      Extraordinary meetings of holders of priority          36.1.      Extraordinary meetings of holders of priority
           shares shall be held (i) as often as the Board                    shares shall be held (i) as often as the Board
           of Management considers Necessary, (ii)                           of Management considers Necessary, (ii)
           whenever a resolution of the meeting of holders                   whenever a resolution of the meeting of holders
           of priority shares is necessary pursuant to the                   of priority shares is necessary pursuant to the
           provisions of law and these articles of                           provisions of law and these articles of
           association and (iii) must be held if holders                     association and (iii) must be held if holders
           of priority shares representing at least                          of priority shares representing at least
           two-fifths of the issued priority share capital                   two-fifths of the issued priority share capital
           make a written request to that effect to the                      make a written request to that effect to the
           Board of Management, specifying in detail the                     Board of Management, specifying in detail the
           business to be dealt with.                                        business to be dealt with.
35.2.      If the meeting has not been convened within            36.2.      If the meeting has not been convened within
           fourteen days after the request in accordance                     fourteen days after the request in accordance
           with the preceding sentence has been made, the                    with the preceding sentence has been made, the
           applicants are authorized to convene the                          applicants are authorized to convene the
           meeting themselves.                                               meeting themselves.
Place of meetings and convocation.                                Place of meetings and convocation.
Article 36.                                                       Article 37.
36.1.      The Chairman of the Board of Management shall          37.1.      The Chairman of the Board of Management shall
           decide on the place where the meetings of                         decide on the place where the meetings of
           holders of priority shares shall be held.                         holders of priority shares shall be held.
36.2.      The meetings shall be convened by means of a           37.2.      The meetings shall be convened by means of a
           notice to each holder of priority shares. The                     notice to each holder of priority shares. The
           fact that a notice has not been received or has                   fact that a notice has not been received or has
           not been received in time, is no basis for the                    not been received in time, is no basis for the
           invalidity of a meeting, unless there is no                       invalidity of a meeting, unless there is no
           proof that the notice was indeed sent out.                        proof that the notice was indeed sent out.
36.3.      The notices shall be sent out by the Chairman          37.3.      The notices shall be sent out by the Chairman
           of the Board of Management and in the event                       of the Board of Management and in the event
           referred to in the end of the preceding                           referred to in the end of the preceding
           paragraph by the holders of priority shares                       paragraph by the holders of priority shares
           referred to therein.                                              referred to therein.
36.4.      The meeting shall be convened no later than on         37.4.      The meeting shall be convened no later than on
           the eighth day prior to the meeting.                              the eighth day prior to the meeting.
36.5.      A meeting at which all the holders of the              37.5.      A meeting at which all the holders of the
           priority shares are present or represented, may                   priority shares are present or represented, may
           also adopt valid resolutions without fulfilling                   also adopt valid resolutions without fulfilling
           the convening requirements for convocation as                     the convening requirements for convocation as
           referred to in this article.                                      referred to in this article.
36.6.      A meeting of holders of priority shares may            37.6.      A meeting of holders of priority shares may
           adopt its resolutions in writing if the                           adopt its resolutions in writing if the
           proposal has been sent to all holders of                          proposal has been sent to all holders of
           priority shares in writing, none of them                          priority shares in writing, none of them
           opposes this manner of decision-making and all                    opposes this manner of decision-making and all
           the holders of priority shares express                            the holders of priority shares express
           themselves in favour of the proposal concerned.                   themselves in favour of the proposal concerned.
36.7.      The provisions concerning the Chairmanship of          37.7.      The provisions concerning the Chairmanship of
           the meetings, the minutes, the representation                     the meetings, the minutes, the representation
           by proxy holders, the adoption of resolutions,                    by proxy holders, the adoption of resolutions,
           the method of voting and tie votes contained in                   the method of voting and tie votes contained in
           the articles 30, 32 and 33 shall apply                            the articles 31, 33 and 34 shall apply
           correspondingly, provided, however, that only                     correspondingly, provided, however, that only
           those persons may act as proxy holders who have                   those persons may act as proxy holders who have
           not been opposed as such by the meeting of                        not been opposed as such by the meeting of
           holders of priority shares.                                       holders of priority shares.
Meeting of holders of preference shares.                          Meeting of holders of preference shares.
Article 37.                                                       Article 38.
The provisions concerning the meeting of holders of               The provisions concerning the meeting of holders of
priority shares contained in articles 35 and 36 shall             priority shares contained in articles 36 and 37 shall
apply mutatis mutandis to the meeting of holders of               apply mutatis mutandis to the meeting of holders of
preference shares.                                                preference shares.
Annual accounts, annual report and distributions.                 Annual accounts, annual report and distributions.
Article 38.                                                       Article 39.
38.1.      The financial year shall coincide with the             39.1.      The financial year shall coincide with the
           calendar year.                                                    calendar year.
38.2.      Each year within five months after the end of          39.2.      Each year within five months after the end of
           the financial year, save where this period is                     the financial year, save where this period is
           extended by a maximum of six months on account                    extended by a maximum of six months on account
           of special circumstances, the Board of                            of special circumstances, the Board of
           Management shall prepare annual accounts                          Management shall prepare annual accounts
           consisting of a balance sheet as at 31 December                   consisting of a balance sheet as at 31 December
           of the preceding year and a profit and loss                       of the preceding year and a profit and loss
           account in respect of the preceding financial                     account in respect of the preceding financial
           year, with the explanatory notes thereto.                         year, with the explanatory notes thereto.
38.3.      The Board of Management must prepare these                        The Board of Management shall also send the
           annual accounts on business economical basis.                     annual accounts to the works council.
38.4.      With the approval of the Supervisory Board, the        39.3.      The Board of Management must prepare these
           Board of Management shall have the power to                       annual accounts on business economical basis.
           determine to what extent the profits - the             39.4.      With the approval of the Supervisory Board, the
           positive balance of the profit and loss account                   Board of Management shall have the power to
           - shall be retained by way of a reserve, with                     determine to what extent the profits - the
           due observance of the statutory provisions with                   positive balance of the profit and loss account
           respect to the statutory reserves and after the                   - shall be retained by way of a reserve, with
           provisions of article 39, paragraphs 1 and 2,                     due observance of the statutory provisions with
           have been fulfilled.                                              respect to the statutory reserves and after the
38.5.      The Supervisory Board shall adopt the annual                      provisions of article 40, paragraphs 1 and 2,
           accounts. The Board of Management shall have                      have been fulfilled.
           the annual accounts examined by a registered           39.5.      The general meeting of shareholders shall adopt
           accountant designated for that purpose by the                     the annual accounts. The Board of Management
           general meeting of shareholders or another                        shall have the annual accounts examined by a
           expert designated thereto in accordance with                      registered accountant designated for that
           the provisions of section 2:393, Civil Code. In                   purpose by the general meeting of shareholders
           the event the general meeting of shareholders                     or another expert designated thereto in
           does not designate such expert, the Supervisory                   accordance with the provisions of section
           Board is authorized thereto, and if it fails to                   2:393, Civil Code. In the event the general
           do so, the Board of Management shall be                           meeting of shareholders does not designate such
           authorized to do so. Such designation may be                      expert, the Supervisory Board is authorized
           made for an indefinite period of time. The                        thereto, and if it fails to do so, the Board of
           expert shall report on his examination to the                     Management shall be authorized to do so. Such
           general meeting of shareholders, the                              designation may be made for an indefinite
           Supervisory Board and the Board of Management                     period of time. The expert shall report on his
           and shall issue a report in writing containing                    examination to the general meeting of
           the results thereof.                                              shareholders, the Supervisory Board and the
38.6.      The external auditor or the other expert                          Board of Management and shall issue a report in
           designated in accordance with the provisions of                   writing containing the results thereof.
           Section 2:393 Civil Code shall be invited to           39.6.      The external auditor or the other expert
           the general meeting of shareholders and is                        designated in accordance with the provisions of
           authorised to address the meeting.                                Section 2:393 Civil Code shall be invited to
38.7.      The annual accounts can only be approved if the                   the general meeting of shareholders and is
           general meeting of shareholders has been                          authorised to address the meeting.
           informed on the expert's report.                       39.7.      The annual accounts can only be adopted if the
38.8.      The Board of Management shall explain, in a                       general meeting of shareholders has been
           separate chapter of the annual report, the                        informed on the expert's report.
           principles of the corporate governance                 39.8.      The Board of Management shall explain, in a
           structure of the Company.                                         separate chapter of the annual report, the
38.9.      Copies of the annual accounts which have been                     principles of the corporate governance
           prepared, of the expert's report, of the annual                   structure of the Company.
           report and of the information to be added              39.9.      Copies of the annual accounts which have been
           pursuant to any and all statutory provisions                      prepared, of the expert's report, of the annual
           can be obtained and shall be available for                        report and of the information to be added
           inspection by the shareholders and others
           entitled to attend the meetings, at the office
           of the Company and - in the event of a listing
           as referred to in article 28, paragraph 2 - at
           a banking institution in Amsterdam as of the
           day of the said convocation until the close of
           that meeting to be specified in the convocation
           to the general meeting of shareholders at which
           they will be discussed.
Profit and loss; general.                                         Profit and loss; general.
Article 39.                                                       Article 40.
39.1.      From the profit shown in the annual accounts           40.1.      From the profit shown in the annual accounts
           adopted by the Supervisory Board and approved                     adopted by the general meeting of shareholders,
           by the general meeting of shareholders, the                       the percentage mentioned below of the amount
           percentage mentioned below of the amount paid                     paid or required to be paid, as of the
           or required to be paid, as of the beginning of                    beginning of the financial year for which the
           the financial year for which the distribution                     distribution is made, or, if the preference
           is made, or, if the preference shares were                        shares were taken in the course of said
           taken in the course of said financial year, as                    financial year, as of the day on which the
           of the day on which the preference shares were                    preference shares were taken, shall, if
           taken, shall, if possible, first be distributed                   possible, first be distributed on those shares.
           on those shares. The dividend on the preference                   The dividend on the preference shares shall
           shares shall only be distributed for the number                   only be distributed for the number of days that
           of days that such shares were actually                            such shares were actually outstanding in the
           outstanding in the financial year concerned.                      financial year concerned. The percentage
           The percentage referred to above shall be equal                   referred to above shall be equal to the average
           to the average value of the EURIBOR- percentage                   value of the EURIBOR- percentage for cash loans
           for cash loans with a duration of twelve months                   with a duration of twelve months - weighted by
           - weighted by the amount of days for which this                   the amount of days for which this percentage
           percentage counted- during the financial year                     counted- during the financial year for which
           for which the distribution is made, plus two                      the distribution is made, plus two hundred
           hundred basispoints.                                              basispoints.
39.2.      If the profit for a financial year is declared         40.2.      If the profit for a financial year is declared
           and one or more preference shares with                            and one or more preference shares with
           repayment have been withdrawn or preference                       repayment have been withdrawn or preference
           shares have been fully repaid in that financial                   shares have been fully repaid in that financial
           year, those persons who according to the share                    year, those persons who according to the share
           register referred to in article 8 were holders                    register referred to in article 8 were holders
           of said preference shares at the time of the                      of said preference shares at the time of the
           said withdrawal or repayment shall have an                        said withdrawal or repayment shall have an
           inalienable right to a distribution of profit                     inalienable right to a distribution of profit
           as described below. The profit which, if                          as described below. The profit which, if
           possible, shall be distributed to the said                        possible, shall be distributed to the said
           persons shall be equal to the amount of the                       persons shall be equal to the amount of the
           distribution to which they would have been                        distribution to which they would have been
           entitled under the provisions of paragraph 1 if                   entitled under the provisions of paragraph 1 if
           they had still been holders of the                                they had still been holders of the
           aforementioned preference shares at the time                      aforementioned preference shares at the time
           when the profit was declared, this being                          when the profit was declared, this being
           calculated on the basis of the period for which                   calculated on the basis of the period for which
           they were holders of preference shares in the                     they were holders of preference shares in the
           said financial year, a part of a month being                      said financial year, a part of a month being
           counted as a full month. With regard to an                        counted as a full month. With regard to an
           alteration to the provisions of this paragraph,                   alteration to the provisions of this paragraph,
           the proviso referred to in section 2:122, Civil                   the proviso referred to in section 2:122, Civil
           Code, is made. If in any financial year the                       Code, is made. If in any financial year the
           profit referred to in paragraph 1 is not                          profit referred to in paragraph 1 is not
           sufficient to make the distributions referred                     sufficient to make the distributions referred
           to above in this article, the provisions of                       to above in this article, the provisions of
           this article and paragraph 3 shall not apply in                   this article and paragraph 3 shall not apply in
           the subsequent financial years until the                          the subsequent financial years until the
           shortfall has been eliminated.                                    shortfall has been eliminated.
39.3.      The profits that remain after article 38,              40.3.      The profits that remain after article 39,
           paragraph 4, and paragraphs 1 and 2 of this                       paragraph 4, and paragraphs 1 and 2 of this
           article have been applied, shall be at the free                   article have been applied, shall be at the free
           disposal of the general meeting of shareholders.                  disposal of the general meeting of shareholders.
39.4.      The general meeting of shareholders is                 40.4.      The general meeting of shareholders is
           authorized to reserve said part of the Profits,                   authorized to reserve said part of the Profits,
           in whole or in part.                                              in whole or in part.
39.5.      Distributions of profits may only take place to        40.5.      Distributions of profits may only take place to
           the extent shareholders' equity exceeds the                       the extent shareholders' equity exceeds the
           amount of the issued share capital plus the                       amount of the issued share capital plus the
           reserve maintained pursuant to law.                               reserve maintained pursuant to law.
           this article and paragraph 3 shall not apply in
           the subsequent financial years until the
           shortfall has been eliminated.
Profit and loss; distributions.                                   Profit and loss; distributions.
Article 40.                                                       Article 41.
40.1.      Upon the proposal of the Board of Management,          41.1.      Upon the proposal of the Board of Management,
           which proposal shall require the prior approval                   which proposal shall require the prior approval
           of the Supervisory Board and of the meeting of                    of the Supervisory Board and of the meeting of
           holders of priority shares, the general meeting                   holders of priority shares, the general meeting
           of Shareholders shall be authorized to resolve                    of Shareholders shall be authorized to resolve
           to make distributions charged to the "other                       to make distributions charged to the "other
           reserves" shown in the annual accounts or                         reserves" shown in the annual accounts or
           charged to "share premium reserve".                               charged to "share premium reserve".
40.2.      Upon the proposal of the Board of Management,          41.2.      Upon the proposal of the Board of Management,
           which proposal shall require the prior approval                   which proposal shall require the prior approval
           of the Supervisory board and of the meeting of                    of the Supervisory board and of the meeting of
           holders of priority shares, the general meeting                   holders of priority shares, the general meeting
           of shareholders shall be authorized to make                       of shareholders shall be authorized to make
           distributions to shareholders pursuant to                         distributions to shareholders pursuant to
           article 39, this article 40, paragraph 1, and                     article 40, this article 41, paragraph 1, and
           article 41 in the form of the issuance of                         article 42 in the form of the issuance of
           shares.                                                           shares.
Interim dividends.                                                Interim dividends.
Article 41.                                                       Article 42.
At its discretion and with due observance of the                  At its discretion and with due observance of the
provisions of the law in respect thereof, the Board of            provisions of the law in respect thereof, the Board of
Management, with the prior approval of the Supervisory            Management, with the prior approval of the Supervisory
Board and of the meeting of holders of priority shares,           Board and of the meeting of holders of priority shares,
may distribute one or more interim dividends on the shares        may distribute one or more interim dividends on the shares
before the annual accounts for any financial year have            before the annual accounts for any financial year have
been approved. These interim dividends may also be                been adopted. These interim dividends may also be
distributed on a class of share.                                  distributed on a class of share.
Distributions.                                                    Distributions.
Article 42.                                                       Article 43.
42.1.      Distributions pursuant to articles 39, 40 and          43.1.      Distributions pursuant to articles 40, 41 and
           41, hereinafter referred to as Distributions                      42, hereinafter referred to as Distributions
           (or in singular: Distribution), shall be made                     (or in singular: Distribution), shall be made
           payable as from a date to be determined by the                    payable as from a date to be determined by the
           Board of Management. The date on which a                          Board of Management. The date on which a
           Distribution is payable for the first time in                     Distribution is payable for the first time in
           respect of shares of type I that have been                        respect of shares of type I that have been
           issued may differ from the date in respect of                     issued may differ from the date in respect of
           shares of type II issued.                                         shares of type II issued.
42.2.      Distributions shall be made payable at a place         43.2.      Distributions shall be made payable at a place
           or places to be determined by the Board of                        or places to be determined by the Board of
           Management. At least one place shall be                           Management. At least one place shall be
           designated in the Netherlands including - in                      designated in the Netherlands including - in
           the event of a listing as referred to in                          the event of a listing as referred to in
           article 10, paragraph 11 - in any event a place                   article 10, paragraph 11 - in any event a place
           in Amsterdam.                                                     in Amsterdam.
42.3.      The Board of Management may determine the              43.3.      The Board of Management may determine the
           method of payment in respect of cash                              method of payment in respect of cash
           Distributions on shares of type I.                                Distributions on shares of type I.
42.4.      Cash Distributions in respect of shares for            43.4.      Cash Distributions in respect of shares for
           which share certificates of type II have been                     which share certificates of type II have been
           issued shall, if such Distributions are made                      issued shall, if such Distributions are made
           payable only outside the Netherlands, be paid                     payable only outside the Netherlands, be paid
           in the currency of the country concerned,                         in the currency of the country concerned,
           converted at the exchange rate on the Amsterdam                   converted at the exchange rate on the Amsterdam
           Stock Exchange at the close of business on a                      Stock Exchange at the close of business on a
           day to be determined and announced by the Board                   day to be determined and announced by the Board
           of Management. This day may not be earlier than                   of Management. This day may not be earlier than
           the day preceding the day on which the                            the day preceding the day on which the
           Distribution is declared and no later than the                    Distribution is declared and no later than the
           day which has been determined for the shares                      day which has been determined for the shares
           concerned in accordance with the provisions of                    concerned in accordance with the provisions of
           paragraph 5 of this article. If and insofar as                    paragraph 5 of this article. If and insofar as
           on the first day on which a Distribution is                       on the first day on which a Distribution is
           made payable, the Company is unable, as a                         made payable, the Company is unable, as a
           consequence of governmental regulations or                        consequence of governmental regulations or
           other extraordinary circumstances beyond its                      other extraordinary circumstances beyond its
           control, to make the payment at the place                         control, to make the payment at the place
           designated outside the Netherlands or in the                      designated outside the Netherlands or in the
           relevant foreign currency, the Board of                           relevant foreign currency, the Board of
           Management may to that extent designate one or                    Management may to that extent designate one or
           more places in the Netherlands instead where                      more places in the Netherlands instead where
           the distributions are made payable. In that                       the distributions are made payable. In that
           event the provisions of the first sentence of                     event the provisions of the first sentence of
           this paragraph shall no longer apply.                             this paragraph shall no longer apply.
42.5.      The person entitled to any Distribution on             43.5.      The person entitled to any Distribution on
           shares shall be the person in whose name the                      shares shall be the person in whose name the
           share is registered or, in the event of limited                   share is registered or, in the event of limited
           rights, the person whose right appears                            rights, the person whose right appears
           well-founded, at the date to be determined by                     well-founded, at the date to be determined by
           the Board of Management for the purpose of each                   the Board of Management for the purpose of each
           Distribution in respect of the different types                    Distribution in respect of the different types
           of shares. Such a payment shall acquit the                        of shares. Such a payment shall acquit the
           Company.                                                          Company.
42.6.      Notices relating to Distributions, and relating        43.6.      Notices relating to Distributions, and relating
           to the dates and places referred to in the                        to the dates and places referred to in the
           preceding paragraphs of this article, shall in                    preceding paragraphs of this article, shall in
           the Netherlands be published in at least one                      the Netherlands be published in at least one
           national daily newspaper, and - in the event of                   national daily newspaper, and - in the event of
           a listing as referred to in article 10,                           a listing as referred to in article 10,
           paragraph 11 - in the Daily Official List of                      paragraph 11 - in the Daily Official List of
           Euronext Amsterdam N.V. and abroad in at least                    Euronext Amsterdam N.V. and abroad in at least
           one daily newspaper in each of those countries                    one daily newspaper in each of those countries
           where, on the application of the Company, the                     where, on the application of the Company, the
           Company's shares have been admitted for                           Company's shares have been admitted for
           official listing, and further in such manner as                   official listing, and further in such manner as
           the Board of Management may deem desirable.                       the Board of Management may deem desirable.
42.7.      Claims for payment of Distributions in cash            43.7.      Claims for payment of Distributions in cash
           shall lapse if such Distributions have not been                   shall lapse if such Distributions have not been
           collected within five years following the date                    collected within five years following the date
           on which they were made payable.                                  on which they were made payable.
42.8.      In case of a Distribution by way of shares in          43.8.      In case of a Distribution by way of shares in
           the share capital of the Company pursuant to                      the share capital of the Company pursuant to
           article 40, paragraph 2, those shares shall be                    article 41, paragraph 2, those shares shall be
           registered in the share register. A share                         registered in the share register. A share
           certificate of type II shall be issued to the                     certificate of type II shall be issued to the
           holders of shares of type II for a nominal                        holders of shares of type II for a nominal
           amount equal to the amount added.                                 amount equal to the amount added.
42.9.      The provisions of paragraphs 5 and 8 shall             43.9.      The provisions of paragraphs 5 and 8 shall
           apply correspondingly in respect of any other                     apply correspondingly in respect of any other
           distributions that do not take place pursuant                     distributions that do not take place pursuant
           to the articles 39, 40 and 41.                                    to the articles 40, 41 and 42.
Amendment of articles of association, dissolution and             Amendment of articles of association, dissolution and
liquidation.                                                      liquidation.
Article 43.                                                       Article 44.
43.1.      A resolution to amend the articles of                  44.1.      A resolution to amend the articles of
           association or to dissolve the Company shall                      association or to dissolve the Company shall
           only be valid if:                                                 only be valid if:
           a.     the approval of the Supervisory Board                      a.     the approval of the Supervisory Board
                  and of the meeting of holders of                                  and of the meeting of holders of
                  priority shares has been or will be                               priority shares has been or will be
                  obtained;                                                         obtained;
           b.     such approval of the meeting of holders                    b.     such approval of the meeting of holders
                  of priority shares is granted at a                                of priority shares is granted at a
                  meeting at which more than one half of                            meeting at which more than one half of
                  the issued priority share capital is                              the issued priority share capital is
                  represented and with at least                                      represented and with at least
                  three-fourths of the votes cast; if this                           three-fourths of the votes cast; if this
                  requirement is not met, a subsequent                               requirement is not met, a subsequent
                  meeting shall be held within four weeks                            meeting shall be held within four weeks
                  thereafter, at which, irrespective of                              thereafter, at which, irrespective of
                  the priority share capital represented,                            the priority share capital represented,
                  the resolution can be adopted with at                              the resolution can be adopted with at
                  least three-fourths of the votes cast;                             least three-fourths of the votes cast;
           c.     the complete proposals were available                      c.     the complete proposals were available
                  for inspection by the shareholders and                            for inspection by the shareholders and
                  the others entitled to attend meetings                            the others entitled to attend meetings
                  at the office of the Company and - in                             at the office of the Company and - in
                  the event of a listing as referred to in                          the event of a listing as referred to in
                  article 10, paragraph 11 - at a banking                           article 10, paragraph 11 - at a banking
                  institution in Amsterdam designated in                            institution in Amsterdam designated in
                  the convocation to the general meeting                            the convocation to the general meeting
                  of shareholders, as from the date of                              of shareholders, as from the date of
                  said convocation until the close of that                          said convocation until the close of that
                  meeting; and                                                      meeting; and
           d.     without prejudice to the provision of                      d.     without prejudice to the provision of
                  paragraph 3 of this article the                                   paragraph 3 of this article the
                  resolution is adopted at a general                                resolution is adopted at a general
                  meeting of shareholders at which more                             meeting of shareholders at which more
                  than one half of the issued share                                 than one half of the issued share
                  capital is represented and with at least                          capital is represented and with at least
                  three-fourths of the votes cast; if the                           three-fourths of the votes cast; if the
                  required share capital is not                                     required share capital is not
                  represented at a meeting convened for                             represented at a meeting convened for
                  that purpose, a subsequent meeting shall                          that purpose, a subsequent meeting shall
                  be convened, to be held within four                               be convened, to be held within four
                  weeks of the first meeting, at which,                             weeks of the first meeting, at which,
                  irrespective of the share capital                                 irrespective of the share capital
                  represented, the resolution can be                                represented, the resolution can be
                  adopted with at least three-fourths of                            adopted with at least three-fourths of
                  the votes cast.                                                   the votes cast.
43.2.      A resolution to appoint a registered accountant        44.2.      A resolution to appoint a registered accountant
           or other expert designated in accordance with                     or other expert designated in accordance with
           section 2:393, Civil Code is also only valid if                   section 2:393, Civil Code is also only valid if
           the provisions referred to in the preceding                       the provisions referred to in the preceding
           paragraph of this article under d. have been                      paragraph of this article under d. have been
           fulfilled, provided, however, that instead of                     fulfilled, provided, however, that instead of
           the majority of at least three-fourths of the                     the majority of at least three-fourths of the
           votes cast referred to under d of that                            votes cast referred to under d of that
           paragraph, a majority is required of at least                     paragraph, a majority is required of at least
           two-thirds.                                                       two-thirds.
43.3.      If a resolution referred to in the first [and          44.3.      If a resolution referred to in the first [and
           second] paragraph of this article is proposed                     second] paragraph of this article is proposed
           by the Board of Management, the resolution will                   by the Board of Management, the resolution will
           be adopted, contrary to the provisions of                         be adopted, contrary to the provisions of
           paragraph 1 under d. and paragraph 2, with an                     paragraph 1 under d. and paragraph 2, with an
           absolute majority of votes cast irrespective of                   absolute majority of votes cast irrespective of
           the represented share capital at the meeting.                     the represented share capital at the meeting.
Liquidation.                                                      Liquidation.
Article 44.                                                       Article 45.
44.1.      If the Company is dissolved, liquidation shall         45.1.      If the Company is dissolved, liquidation shall
           be effected by the Board of Management, under                     be effected by the Board of Management, under
           the supervision of the Supervisory Board,                         the supervision of the Supervisory Board,
           unless the general meeting of shareholders with                   unless the general meeting of shareholders with
           the approval of the meeting of holders of                         the approval of the meeting of holders of
           priority shares resolves otherwise.                               priority shares resolves otherwise.
44.2.      When adopting a resolution to dissolve the             45.2.      When adopting a resolution to dissolve the
           Company, the general meeting of shareholders                      Company, the general meeting of shareholders
           may grant the liquidators and the persons                         may grant the liquidators and the persons
           charged with the supervision of the liquidation                   charged with the supervision of the liquidation
           a remuneration.                                                   a remuneration.
44.3.      After the liquidation has ended, the                   45.3.      After the liquidation has ended, the
           liquidators shall render account in accordance                    liquidators shall render account in accordance
           with the provisions of Book 2 of the Civil Code.                  with the provisions of Book 2 of the Civil Code.
Liquidation surplus.                                              Liquidation surplus.
Article 45.                                                       Article 46.
After all liabilities have been settled, including costs          After all liabilities have been settled, including costs
made in connection with the liquidation, first of all, if         made in connection with the liquidation, first of all, if
possible, all holders of preference shares shall be paid          possible, all holders of preference shares shall be paid
the amount paid on their shares increased by the                  the amount paid on their shares increased by the
percentage referred to in article 39, paragraph 1, to be          percentage referred to in article 40, paragraph 1, to be
calculated over the financial year in which the payment           calculated over the financial year in which the payment
takes place until the moment of payment, and by the               takes place until the moment of payment, and by the
previous years' shortfall in dividend on said shares.             previous years' shortfall in dividend on said shares.
Then, if possible, the par value shall be paid on each            Then, if possible, the par value shall be paid on each
priority share. The balance shall be paid on the ordinary         priority share. The balance shall be paid on the ordinary
Shares.                                                           Shares.
Consignment account.                                              Consignment account.
Article 46.                                                       Article 47.
The amounts that are payable to shareholders or creditors         The amounts that are payable to shareholders or creditors
and have not been claimed within six months after they            and have not been claimed within six months after they
have been made payable, shall be deposited in a                   have been made payable, shall be deposited in a
consignment account.                                              consignment account.
Provisions remaining in force after liquidation.                  Provisions remaining in force after liquidation.
Article 47.                                                       Article 48.
The provisions of these articles of association shall             The provisions of these articles of association shall
remain in force during the liquidation period, in so far          remain in force during the liquidation period, in so far
these provisions can still be implemented.                        these provisions can still be implemented.
Transitional provisions.                                          Transitional provisions.
Article 48.                                                       Article 49.
48.1.      After the amendments to the articles of                49.1.      After the amendments to the articles of
           association of the Company which were decided                     association of the Company which were decided
           on at the general meeting of shareholders held                    on at the general meeting of shareholders held
           on the twenty first day of March two thousand                     on the twenty first day of March two thousand
           and two, have come into effect, holders of                        and two, have come into effect, holders of
           shares, holders of a right of usufruct and                        shares, holders of a right of usufruct and
           holders of a right of pledge on shares, who                       holders of a right of pledge on shares, who
           derive their rights from an ordinary share                        derive their rights from an ordinary share
           issued in bearer form shall not be entitled to                    issued in bearer form shall not be entitled to
           exercise the rights relating to that share (nor                   exercise the rights relating to that share (nor
           to have said rights exercised) as long as they                    to have said rights exercised) as long as they
           have not been (a) entered into the register or                    have not been (a) entered into the register or
           (b) they have not delivered that share to an                      (b) they have not delivered that share to an
           Affiliated Institution for inclusion in a Joint                   Affiliated Institution for inclusion in a Joint
           Deposit.                                                          Deposit.
48.2.      Entry and transfer as referred to in the               49.2.      Entry and transfer as referred to in the
           preceding paragraph shall only be possible                        preceding paragraph shall only be possible
           against the surrender of share certificates to                    against the surrender of share certificates to
           the Company.                                                      the Company.

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                       EXPLANATION
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ARTICLE 1
1.3 Reference to section 2:163 Civil Code has been removed in connection with the amendment of Book 2 Civil Code regarding the amendment of the large company regime ("Structuurregime") effective as from 1 October 2004, hereinafter: the Amendment.

ARTICLE 13
13.2 Reference has been changed in connection with the amendment of section 2:158 Civil Code.

ARTICLE 17
17.4 Approval of the general meeting of shareholders regarding resolutions referred to in this paragraph is required pursuant to the new section 2:107a Civil Code. The importance of these resolutions furthermore makes them subject to the approval of the Supervisory Board and the priority.

ARTICLE 19
19.1 Additions in paragraph 1 and paragraph 2 in connection with section 2:135 Civil Code.

ARTICLE 20
20.3 Addition in connection with the change of section 2:158, paragraph 3, Civil Code.

ARTICLE 21
21.2       Amendment; section 2:158, paragraph 4, Civil Code.

21.3       Amendment; section 2:158, paragraph 5, Civil Code.

21.4       Amendment; section 2:142, paragraph 3 (last sentence),
           Civil Code.

21.5       Amendment; section 2:158, paragraph 6, Civil Code.

21.6       Amendment; section 2:158, paragraph 7, Civil Code.

21.7       Amendment; section 2:158, paragraph 9, Civil Code.

21.8 The first part of the current article 21.8 may be removed by defining "works council" in article 20, paragraph 3, last sentence (new). The last sentence has been removed in accordance with the amendment of article 2:158 Civil Code.

ARTICLE 22
22.2       Amendment; section 2:159 Civil Code.

ARTICLE 23
23.4 By way of completion of this article regarding the resignation of the Supervisory Board, section 2:161
           Civil Code has been inserted.

ARTICLE 25
           Due to inserting article 24, from article 25 onwards article numbers have been changed.

ARTICLE 27
27.2 The former section 2:163 Civil Code has been removed due to the Amendment.

ARTICLE 30
30.2       Amendment; section 2:114a Civil Code.

ARTICLE 39
39.2 Amendment; section 2:101, paragraph 1, last sentence, Civil Code.

39.5       Amended due to the deletion of section 2:163 Civil Code.

39.7       Changed in connection with the removal of section 2:163
           Civil Code.

ARTICLE 40
40.1       Amended due to the deletion of section 2:163 Civil Code.

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